Exhibit A

CERAGON NETWORKS LTD

___________________________________________

NOTICE OF 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

___________________________________________

TO BE HELD ON MAY 23, 2024

Dear Shareholder,

Notice is hereby given that the 2024 Annual General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd (the “Company”) will be held on Thursday, May 23, 2024 at 4:00 PM (Israel time), at the offices of the Company located at 3 Uri Ariav St., Bldg. A, 7th floor, Rosh Ha’ayin, Israel (Telephone number: + 972-3-543-1596). The following matters are on the agenda for the Meeting (collectively, the “Proposals”):

1.
To re-elect each of Ilan Rosen, Efrat Makov, Yael Shaham, Shlomo Liran, Rami Hadar and David Ripstein, and to elect Robert Wadsworth, to serve on the Board of Directors of the Company (the “Board”) for a term of approximately three (3) years ending on the date of the annual general meeting that will be held in 2027;

2.	To approve certain compensation terms of the Company’s non-executive directors, including the grant of equity consideration, all, as part of their compensation for service as such;

3.	To approve certain compensation terms for the Company’s Chief Executive Officer;

4.
To approve amendments to the Company's Articles of Association, including without limitations, to increase the share capital of the Company to Two Million Four Hundred Thousand New Israeli Shekels (NIS 2,400,000) divided into Two Hundred and Forty Million (240,000,000) Ordinary Shares of a nominal value of One Agora (NIS 0.01) each;

5.	To approve the Company’s 2024 Equity Incentive Plan; and

6.
To re-appoint Kost Forer Gabbay & Kasierer, A Member of EY Global, as the Company’s independent auditor for the fiscal year ending December 31, 2024 and for the year commencing January 1, 2025 and until immediately following the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its Financial Audit Committee), to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

Our Board unanimously recommends that you vote “FOR” each of the Proposals.

Additionally, at the Meeting, shareholders will be provided with the opportunity to receive and consider the auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2023. This item will not involve a vote of the shareholders.

Only shareholders of record at the close of business on Tuesday, April 23, 2024, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to receive notice of, and to vote at, the Meeting (including any postponements or adjournments thereof).

Proposals 1, 2.C, 4, 5 and 6 require the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon.

Proposals 2.A, 2.B and 3 require the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon; provided that, the majority of the shares voted in favor of said proposals are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposals, not taking into account any abstention, or that the total number of shares referred to above that voted against these proposals, does not exceed two percent of the aggregate voting rights in the Company  (“Disinterested Majority”), as described in more detail under Item 2.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy card and to mail it in the enclosed envelope, which requires no postage if mailed in the United States, at your earliest convenience and in any event no later than 4:00 PM (Israel time) on Wednesday, May 22, 2024. Execution of your proxy will not deprive you of your right to attend the Meeting and vote in person, and you will have the right to revoke your proxy any time before it is exercised by following the procedures set forth in the Proxy Statement enclosed herein.

If you hold ordinary shares of the Company through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of market on Tuesday, April 23, 2024, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares of the Company in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares of the Company at the Meeting (or to appoint a proxy to do so).

We intend to hold the Meeting in person and all shareholders are cordially invited to attend the Meeting in person. However, we may decide to hold the Meeting virtually on the above date and time instead of in person, in which case an announcement of such change will be furnished with the Securities and Exchange Commission (“SEC”) on a Report on Form 6-K as promptly as practicable.

Joint holders of shares should note that, pursuant to Article 69(b) of the Articles of Association of the Company (the “Articles”), a notice may be given by the Company to the joint holders of a share by giving notice to the first of the joint holders named in the Register of Shareholders with respect to the shares, and any notice so given shall be sufficient notice to the other joint holders of such share(s).

Joint holders of shares should also note that, pursuant to Article 32(d) of the Articles, the vote of the first of the joint holders named in the Register of Shareholders with respect to the share(s) will be accepted to the exclusion of the vote(s) of the other joint holder(s).

Two or more shareholders, present in person or by proxy, entitled to vote and holding together ordinary shares conferring in the aggregate twenty-five percent (25%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be rescheduled for the following week and accordingly, will stand adjourned until Thursday, May 30, 2024, at the same time and place. At such adjourned Meeting, any two (2) shareholders present in person or by proxy, shall constitute a quorum.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999 as supplemented by the Israeli Companies Regulations (Relief for Companies with Shares Registered for Trade in a Stock Exchange Outside of Israel) (the “Foreign Listed Regulations”), is Tuesday, April 23, 2024. A copy of the Proxy Statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the SEC, under cover of Form 6-K. Shareholders are also able to review the Proxy Statement at the “Investor Relations” portion of our website www.ceragon.com/investors or at our headquarters at 3 Uri Ariav st., PO Box 112, Rosh Ha’Ayin, Israel, 4810002, upon prior notice and during regular working hours (telephone number: +972- 3-543-1596) until the date of the Meeting.

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Whether or not you plan to attend the Meeting, it is important that your ordinary shares of the Company be represented and voted at the Meeting. Accordingly, after reading the Notice of Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided. Detailed proxy voting instructions will be provided both in the Proxy Statement and in the proxy card.

We urge all of our shareholders to review our annual report for 2023 on Form 20-F filed with the SEC, which is available on our website at www.ceragon.com/investors or on the SEC’s website at www.sec.gov.

We look forward to greeting as many of you as can attend the Meeting.

By Order of the Board of Directors,

Sincerely

 /s/ Ilan Rosen

Ilan Rosen, Chairman of the Board of Directors

April 18, 2024

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CERAGON NETWORKS LTD

3 Uri Ariav St., Bldg. A, 7th floor, Rosh Ha’ayin, Israel

_______________________

PROXY STATEMENT

_______________________

2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on May 23, 2024

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares” or “Shares”), of Ceragon Networks Ltd (“we,” “Ceragon” or the “Company”) in connection with the solicitation by the Board of Directors of the Company of proxies for use at the Company’s 2024 Annual General Meeting of Shareholders (the “Meeting”), or at any postponements or adjournments thereof.

The Meeting will be held on Thursday, May 23, 2024, at 4:00 PM (Israel time), at the offices of the Company, 3 Uri Ariav St., Bldg. A, 7th floor, Rosh Ha’ayin, Israel.

PURPOSE OF THE ANNUAL GENERAL MEETING

It is proposed that at the Meeting, resolutions be adopted as follows:

1.
To re-elect each of Ilan Rosen, Efrat Makov, Yael Shaham, Shlomo Liran, Rami Hadar and David Ripstein, and to elect Robert Wadsworth, to serve on the Board of Directors of the Company (the “Board”) for a term of approximately three (3) years ending on the date of the annual general meeting that will be held in 2027;

2.	To approve certain compensation terms of the Company’s non-executive directors, including the grant of equity consideration, all, as part of their compensation for service as such;

3.	To approve certain compensation terms for the Company’s Chief Executive Officer;

4.
To approve amendments to the Company's Articles of Association, including without limitations, to increase the share capital of the Company to Two Million Four Hundred Thousand New Israeli Shekels (NIS 2,400,000) divided into Two Hundred and Forty Million (240,000,000) Ordinary Shares of a nominal value of One Agora (NIS 0.01) each;

5.	To approve the Company’s 2024 Equity Incentive Plan; and

6.
To re-appoint Kost Forer Gabbay & Kasierer, A Member of EY Global, as the Company’s independent auditor for the fiscal year ending December 31, 2024 and for the year commencing January 1, 2025 and until immediately following the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its Financial Audit Committee), to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

Additionally, at the Meeting, shareholders will be provided with the opportunity to receive and consider the auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2023. This item will not involve a vote of the shareholders.

We intend to hold the Meeting in person and all shareholders are cordially invited to attend the Meeting in person. However, we may decide to hold the Meeting virtually on the above date and time instead of in person, in which case an announcement of such change will be furnished with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K as promptly as practicable.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on  Tuesday, April 23, 2024, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting (including any adjournments or postponements thereof) (the “Record Date”). Each Ordinary Share issued and outstanding as of the close of market on the Record Date, is entitled to one vote on each of the Proposals to be presented at the Meeting.

QUORUM

Under our current Articles, two or more shareholders, present in person or by proxy, entitled to vote and holding together Ordinary Shares conferring in the aggregate twenty-five percent (25%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be rescheduled for the following week and accordingly, will stand adjourned until Thursday, May 30, 2024, at the same time and place. At such adjourned Meeting, any two (2) shareholders present in person or by proxy, shall constitute a quorum.

 SHARES OUTSTANDING

As of April 16, 2024, we had 85,640,591 Ordinary Shares issued and outstanding (this amount does not include 3,481,523 ordinary shares held by the Company as treasury shares). Equinti Trust Company, LLC is the transfer agent and registrar for the Ordinary Shares.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specification is made by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment. If no direction is indicated with respect to one or more of the resolutions on the proxy, the proxy will be voted “FOR” each such resolution. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, but they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals.

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date (but not less than twenty-four (24) hours prior to the time fixed for the Meeting); or (ii) voting in person at the Meeting.  However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. If a proxy is properly executed and received not less than twenty-four (24) hours prior to the time fixed for the Meeting, Ordinary Shares represented by such proxy will be voted in the manner described above. If you hold your shares in “street name” and do not provide your broker with voting instructions for the Meeting, your broker will not be permitted to vote your shares on non-routine proposals, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares.

Proxies for use at the Meeting are being solicited by the Board of Directors chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation for such solicitation, may solicit proxies by telephone, electronic mail or other personal contact. We may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, we will pay the related costs. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to, and obtaining authority to execute proxies from, beneficial owners of Shares.

Pursuant to the Companies Law as supplemented by the Foreign Listed Regulations, any shareholder or shareholders of the Company holding at least one percent (1%) or five percent (5%),  of the voting rights of the Company, as required by the Companies Law as supplemented by Regulation 7A. of the Foreign Listed Regulations (the “Proposing Shareholder(s)”) may request that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board of Directors determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of the Articles and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by the Proposing Shareholder(s) making such request, delivered, either in person or by registered mail, postage prepaid, to the Company’s offices at 3 Uri Ariav st., PO Box 112, Rosh Ha’Ayin, Israel, 4810002 c/o General Counsel. To be considered timely, a Proposal Request must be received by Thursday, April 25, 2024.

In addition to any information required in accordance with applicable law, a Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such shares by the Proposing Shareholder(s) as of the date of the Proposal Request; (iii) the matter requested to be included on the agenda of a Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the Meeting, and a representation that the Proposing Shareholder(s) intend to appear in person or by proxy at the meeting; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous Thirty-Six (36) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. Furthermore, the Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a Meeting, as the Board of Directors may reasonably require.

For the purposes hereof, a “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit from security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be furnished with the SEC on a Report on Form 6-K.

SHAREHOLDER ENGAGEMENT

We maintain an open and collaborative dialogue with our shareholders. Our relationship with our shareholders, is a vital part of our success, and our executive leadership team believes that active engagement with our investors is an important source of strategic insight. Direct and open shareholder engagement drives increased corporate accountability, improves decision making, and ultimately creates long-term value.

During 2023, we expanded our investor relations activities proactively conducting shareholder outreach which included reaching out to major shareholders, including in person meetings, one-on-one calls or video conferences In addition to these conversations, we maintain ongoing dialogue with many of our investors through our investor relations program and have increased our effort to engage with stewardship and governance contacts throughout the year.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL

SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of  April 16, 2024, regarding: (i) all persons or entities known to the Company to beneficially own more than 5% of the Company’s Ordinary Shares; (ii) each “office holder”1, as such term is defined in the Companies Law, of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s Ordinary Shares; and (iii) all Office Holders as a group.

The information contained herein has been obtained from the Company’s records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Ordinary Shares.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

The SEC defines “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.  The “Number of Ordinary Shares Beneficially Owned” in the table below includes Ordinary Shares that may be acquired upon the (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to exercise of options or other rights (as set forth above) that are either currently exercisable or will become exercisable within sixty (60) days as of April 16, 2024. The Ordinary Shares that may be issued under these options are deemed to be outstanding for the purpose of determining the percentage owned by the person or group holding the options but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other person or group shown in the table.

[1]
The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the vice chief executive officer, the deputy chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title, and any manager who is directly subordinated to the chief executive officer.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned (1)
Greater than 5% Shareholders
Zohar Zisapel Estate (2)	7,117,174	9.67%
Joseph D. Samberg (3)	8,280,000	8.31%
Office Holders All Office Holders as a group consisting of 16 people (4)	1,661,727	1.94%

(1)	Based on 85,640,591 Ordinary Shares issued and outstanding as of April 16, 2024 (this amount does not include 3,481,523 ordinary shares held by the Company as treasury shares).
(2)
Includes (i) 3,694,986 ordinary shares held directly; (ii) 200,000 ordinary shares issuable upon the exercise of options granted to Mr. Zisapel exercisable as of April 16, 2024 or within 60 days thereafter; (iii) 1,101,245 ordinary shares held by Lomsha Ltd., an Israeli company that was controlled by Mr. Zisapel; (iv) 18,717 ordinary shares held by RAD Data Communications Ltd., an Israeli company of which Mr. Zisapel was a principal shareholder and a director, and of which Mr. Zisapel and his late brother, Mr. Yehuda Zisapel, and Ms. Nava Zisapel, had shared voting and dispositive power; and (v) 2,102,226 ordinary shares held by Michael and Klil Holdings (93) Ltd., an Israeli company that was controlled by Mr. Zisapel. The number of ordinary shares beneficially held by Zohar Zisapel’s Estate is based on a Schedule 13D/A filed by Mr. Zisapel with the SEC on February 22, 2021.

(3)	Joseph D. Samberg’s address is 1091 Boston Post Road, Rye, NY 10580.
(4)
Each of the directors and senior management beneficially owns less than 1% of the outstanding ordinary shares as of April 16, 2024 (including options held by each such person and which are vested or shall become vested within 60 days of April 16, 2024) and have therefore not been separately listed.

For information relating to the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2023, please see “Item 6. Directors, Senior Management and Employees – B. Compensation - b) Individual Compensation of Office Holders” in our Annual Report for 2023, which was filed on Form 20-F with the SEC on March 21, 2024.

Results of the Annual Meeting

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company’s General Counsel based on the information provided by the Company’s transfer agent or otherwise and will be published on a Form 6-K that we will file with the SEC after the Meeting.

Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at www.ceragon.com/investors. Information about the Meeting can also be found on the “Investor Relations” section of our website. The contents of our and any other website are not incorporated by reference into this Proxy Statement.

Assistance in Voting your Shares

If you have questions about how to vote your shares, you may contact Hadar Vismunski Weinberg, Chief Legal Officer at +972-54-888-5186.

PROPOSAL 1
ELECTION OF DIRECTORS
Background

Our Articles provide that the number of directors to serve on our Board shall be no less than five (5) and no more than nine (9) directors, unless otherwise resolved by our shareholders. Our directors are generally elected at the annual general meeting of shareholders for a term ending on the date of the third annual general meeting following the general meeting at which they were elected, unless earlier terminated in the event of such director’s death, resignation, bankruptcy, incapacity or removal.

The Company is constantly pursuing enhancement of its corporate governance practices, which include, among other things, a continued Board refreshment, as further described below.

At the 2021 annual general meeting of the Company’s shareholders, held on July 19, 2021 (the “2021 AGM”), our shareholders approved the election of seven (7) directors to serve as members of the Board for a term of approximately three (3) years, ending on the date of this Meeting. With the voluntary termination of service by Ms. Yael Langer, prior to the 2022 annual general meeting of the Company’s shareholders, held on October 3, 2022 (the “2022 AGM”), our shareholders approved the election of Ms. Efrat Makov to serve as director, in order to fill the vacancy created by the resignation of Ms. Langer, for a term of approximately two (2) years, ending on the date of this Meeting.

On May 19, 2023, Mr. Zohar Zisapel, our previous Chairman of the Board, passed away. At the 2023 annual general meeting of the Company’s shareholders, held on September 6, 2023 (the “2023 AGM”), our shareholders approved the election of Ms. Yael Shaham, to serve as director, in order to fill the vacancy created by the death of Mr. Zohar Zisapel, for a term of approximately one (1) year, ending on the date of this Meeting.

Prior to this Meeting, Mr. Palti has informed the Board on his voluntary termination of service, effective as of the date of this Meeting.

In accordance with Section 39(d) to our Articles, all directors shall be appointed together on the same annual general meeting, subject to any earlier termination of service, which shall be filled with an appointment of a substitute director for the remainder of such three-year term.

According to the Companies Law, a person who does not possess the skills required and the ability to devote the appropriate time to the performance of the office of director in a company, taking into consideration, among other things, the special requirements and size of that company, shall neither be appointed as a director nor serve as a director in a public company. A public company shall not convene a general meeting the agenda of which includes the appointment of a director, and a director shall not be appointed, unless the candidate has submitted a declaration that he or she possesses the skills required and the ability to devote the appropriate time required for the performance of his or her duties as a director in the company (a “Director Declaration”).

Further, a director who ceases to possess any qualification required under the Companies Law for holding the office of director or who becomes subject to any ground for termination of his/her office must inform the company immediately and his/her office shall terminate upon such notice.

General

Re-Election and Election of Directors

Following the recommendation of such nominees to the Board by the Company’s Nomination Committee, in accordance with the rules of the Nasdaq Global Select Market (the “Nasdaq Rules”), it is proposed that each of Mr. Ilan Rosen, Ms. Efrat Makov, Ms. Yael Shaham, Mr. Shlomo Liran, Mr. Rami Hadar and Mr. David Ripstein be re-elected, and that Mr. Robert Wadsworth be elected, to serve as our directors. If re-elected or elected (as the case may be), each of the above-mentioned nominees will serve for a term of approximately three (3) years, ending on the date of the annual general meeting that will be held in 2027.

The Company has received a Director Declaration from each of the nominees for service as directors. The Company is not aware of any reason why Mr. Ilan Rosen, Ms. Efrat Makov, Ms. Yael Shaham, Mr. Shlomo Liran, Mr. Rami Hadar, Mr. David Ripstein and Mr. Robert Wadsworth, if re-elected or elected (as the case may be), should be unable to serve as directors.

Further, shareholders should note that each of the nominees proposed for re-election has maintained a high level of participation in our Board and committees meetings, as applicable, throughout his or her previous term of service. The Company does not have any understanding or agreement with respect to the future election of any of the proposed nominees.

As for the new nominee to our Board, Mr. Robert Wadsworth the Company believes that he possess vast experience in private equity, corporate financing, and merger and acquisitions activities.

Directors’ Independency

Under the Nasdaq Rules, the majority of our directors are required to be independent. The independence criteria under the Nasdaq Rules excludes, among others, any person who is: (i) a current or former (at any time during the past three years) employee of the Company or its affiliates; or (ii) a person who has accepted or who has an immediate family who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months (at any time during the past three years) other than compensation for board or board committee service. In addition, under the Companies Law, an “independent director” is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. However, as our shares are listed on the Nasdaq Global Select Market, we may also, in accordance with the Foreign Listed Regulations, classify directors who qualify as independent directors under the relevant non-Israeli rules, as “independent directors” under the Companies Law. Our Board has determined that each of Mr. Ilan Rosen, Ms. Efrat Makov, Ms. Yael Shaham, Mr. Shlomo Liran, Mr. Rami Hadar, Mr. David Ripstein and Mr. Robert Wadsworth, qualifies for service as an “independent director”, as defined by the Nasdaq Rules, and our Audit Committee determined that each therefore also qualifies as an “independent director” under the Companies Law, pursuant to the relief provided in the Foreign Listed Regulations In addition, the Foreign Listed Regulations provide that “independent directors” may be elected for additional terms that do not exceed three years each, beyond the nine consecutive years, permitted under the Companies Law, provided that, if the director is being re-elected for an additional term or terms beyond the nine consecutive years (i) the audit committee and board of directors must determine that, in light of the director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit; (ii) the director must be re-elected by the required majority of shareholders and subject to the terms specified in the Companies Law. Since Mr. Shlomo Liran is proposed to be elected for a fourth period of a three-year service, our Board and Audit Committee determined that, in light of his expertise and special contribution to the Board and its committees, his re-election for an additional term is to the Company’s benefit.

The following is a brief biography of each of the proposed nominees:

Ilan Rosen has served as our director since July 2021 and as the Chairman of our Board of Directors since July 23, 2023. Mr. Rosen currently serves as Managing Director of HarbourVest Partners LLC, a global private equity firm with more than 700 employees, that manages about $75 billion worth of investments in various private equity strategies around the globe. Mr. Rosen additionally has served as a board member of the “Nazareth District Water and Sewage municipal authority LTD” since 2019. From 1997-2012 Mr. Rosen served as Chairman of the Board of Tdsoft LTD which later merged into VocalTec. In the years 1996-2003 Mr. Rosen served as VP of Investments at Teledata Communications, where he was an active Chairman of various Teledata subsidiaries. From 1993-1996 he served as the Chief Executive Officer of Adsha Development Ltd. From 1989-1993 Mr. Rosen worked as a Senior Investment Manager at the Bank Hapoalim Investment Company. In the years 1985-1989 he worked as an economic consultant at A. Twerski Economic Consulting. Mr. Rosen holds a B.Sc. (cum laude) in Mechanical Engineering from Tel Aviv University in 1979 and an MBA from Tel Aviv University in 1986.

Shlomo Liran has served as our director since August 2015, after gaining experience in senior management positions, including in the telecommunication industry. In October 2016 Mr. Liran was appointed as the Chief Executive Officer of Spuntech Industries Ltd. From July 2014 until January 2015, Mr. Liran served as the Chief Executive Officer of Hadera Paper Ltd. From 2010 to 2013, Mr. Liran served as the Chief Executive Officer of Avgol Nonwovens Ltd. During the years 2008 and 2009 Mr. Liran served as the Chief Executive Officer of Ericsson Israel Ltd., and from 2004 to 2007 he served as Chief Executive Officer of TRE (Scandinavian cellular network) in Sweden and in Denmark. From 2000 to 2003, he served as Chief Executive Officer of YES Satellite Multi-Channel TV. Prior to that, Mr. Liran spent thirteen years in Strauss as CEO (1995-2000), General Manager of the Dairy Division (1991-1995) and VP Operations (1987-1991). Mr. Liran holds a B.Sc. in Industrial Engineering from the Technion, an M. Eng. System Analysis from University of Toronto, Canada and an AMP-ISMP advanced management program from the Harvard Business School.

Efrat Makov has served as our director since October 2022. Ms. Makov has extensive telecom and public company director experience. Ms. Makov is currently serving as a director of Allot ltd., iSPAC 1 Ltd. and B Communications Ltd. Ms. Makov previously served as a director of BioLight Life Sciences Ltd., Kamada Ltd. and Anchiano Therapeutics Ltd. Previously, she served as the Chief Financial Officer of Alvarion, an Israeli-based global provider of autonomous wi-fi networks, and as the Chief Financial Officer of Aladdin Knowledge Systems. Formerly, she served as Vice President of Finance at Check Point Software Technologies. Between 1993 and 2000 Ms. Makov worked in public accounting for Arthur Andersen LLP in its New York, London and Tel Aviv offices. Ms. Makov holds a B.A. degree in accounting and economics from Tel Aviv University and is a Certified Public Accountant in Israel and the United States.

Rami Hadar has served as our director since July 2021. Mr. Hadar serves as a Managing Partner in Claridge Israel, as well as serves on the board of its portfolio companies: AlgoSec, Gigaspaces, Cloudify, Shopic and D-Fend. In the years 2006 to 2014, Mr. Hadar served as Chief Executive Officer and board member of Allot Communications. Early in his career Mr. Hadar co-founded and served as the Chief Executive Officer of CTP Systems (micro cellular networks) until its acquisition by DSP Communications. Mr. Hadar continued with DSPC’s executive management team for two years, and subsequently the company was acquired by Intel. Thereafter, Mr. Hadar co-founded Ensemble Communications, a pioneer in the broadband wireless space and the WiMax standard, where he served as Executive Vice President, Sales and Marketing. Following that, Mr. Hadar served as Chief Executive Officer of Native Networks where he was instrumental in orchestrating the company’s ultimate acquisition by Alcatel. Mr. Hadar holds a B.Sc. in Electrical Engineering from the Technion.

David Ripstein has served as our director since July 2021. Mr. Ripstein has three decades of experience in senior management positions in Israel’s telecommunications industry and Israel Defense Force technology and intelligence units. From June 2022 to January 2023 Mr. Ripstein served as the Chief Executive Officer of SatixFy Ltd. From 2017 to 2022, Mr. Ripstein served as the President and Chief Executive Officer of GreenRoad Technologies Ltd., a global leader in fleet safety telematics. In 2016 Mr. Ripstein served the Chief Executive Officer of Spotoption Technologies a fintech software provider. From 2000-2015, Mr. Ripstein served in various positions in RADCOM, a Nasdaq-traded (RDCM) provider of service assurance solutions, first for six years as a General Manger and then for nine years as its President & Chief Executive Officer. Prior to RADCOM, Mr. Ripstein co-founded two technology startups and served for 10 years as the head of a large R&D engineering group within the Israel Defense Forces-Intelligence Unit. Mr. Ripstein holds a B.Sc. in Electrical Engineering from the Technion.

Yael Shaham has served as our director since September 2023, Ms. Yael Shaham has more than 25 years of experience in management and strategic leadership roles, and brings a wealth of knowledge from across the technology and business landscape. Ms. Shaham currently serves as a member of the Board of Clalit Health Services, where she contributes her rich experience and knowledge in digital transformation and future IT technologies. Ms. Shaham is also a member of the board of Advisors at Veego, where her product experience plays a critical role in the development of Product Strategy and Go-to-Market initiatives. In addition, Ms. Shaham serves as a Board Member at Glassbox (TASE:GLBX), where her responsibilities include the role of Chairwoman of Remuneration and Audit committees, along with membership in the Financial Statements committee, helping to shape the company's governance and overall performance. In her previous role as General Manager of the Enterprise & Learning Division at Kaltura (NASDAQ:KLTR), she led multiple go-to-market teams to increase ARR while playing a key role in successfully guiding the company's IPO process. At Amdocs (NASDAQ:DOX), Ms. Shaham served as the General Manager of the Network Division, IT & Operations Division, and Revenue Management Division. Her strategic vision and expertise contributed to revenue growth, successful M&A integrations, and a quantitative increase in the company's perceived brand value. Ms. Shaham is also a member of the Israel Board of Directors Team of the Government Companies Authority. She holds an MA in Organizational Sociology (cum laude) and BA in Computer Science and Sociology (summa cum laude), both from Bar Ilan University and served as a Major in the Israeli Air Force.

Robert Wadsworth is a 35-year veteran of the VC and PE industry. He is a founding partner of HarbourVest Partners, the successor entity of Hancock Venture Partners, where he had last served as a senior partner overseeing global direct investment activity and a member of the firm's Executive Management Committee. Mr. Wadsworth’s prior experience additionally includes management consulting with Booz, Allen & Hamilton, where he specialized in the areas of operations strategy and manufacturing productivity. At present, Mr. Wadsworth serves as a founding partner of both W3 Capital, LLC, a family investment firm and as a founding partner of New Harbour Partners, a small enterprise private equity firm.  He currently serves on the Board of Directors of AGL Credit, Whisker Labs, Spiro, and Direct Commerce - all private enterprises.   And while he is no longer an active member of HarbourVest, Mr. Wadsworth continues to serve on that firm's supervisory committee. Mr. Wadsworth earned a BS (magna cum laude) in Systems Engineering and Computer Science from the University of Virginia in 1982 and an MBA (with distinction) from Harvard Business School in 1986. Mr. Wadsworth serves as a trustee of the University of Virginia Engineering School, St. Stephens and St. Agnes School and as a board member of Tenacity - a non profit program supporting middle school children attending Boston public schools.

Required Vote

An affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy, and voting thereon, is required for the re-election of Mr. Ilan Rosen, Ms. Efrat Makov, Ms. Yael Shaham,  Mr. Shlomo Liran, Mr. Rami Hadar, and Mr. David Ripstein and for the election of Mr. Robert Wadsworth to our Board. The re-election or election of each of these nominees, shall be voted upon separately at the Meeting.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED that: Mr. Ilan Rosen be, and he hereby is, re-elected to the Board, for a term of approximately three (3) years ending on the date of the Annual General Meeting that will be held in 2027;

“FURTHER RESOLVED that: Ms. Efrat Makov be, and she hereby is, re-elected to the Board, for a term of approximately three (3) years ending on the date of the Annual General Meeting that will be held in 2027;

“FURTHER RESOLVED that: Ms. Yael Shaham be, and she hereby is, re-elected to the Board, for a term of approximately three (3) years ending on the date of the Annual General Meeting that will be held in 2027;

“FURTHER RESOLVED that: Mr. Shlomo Liran be, and he hereby is, re-elected to the Board of Directors, for a term of approximately three (3) years ending on the date of the Annual General Meeting that will be held in 2027;

 “FURTHER RESOLVED that: Mr. Rami Hadar be, and he hereby is, re-elected to the Board, for a term of approximately three (3) years ending on the date of the Annual General Meeting that will be held in 2027;

“FURTHER RESOLVED that: Mr. David Ripstein be, and he hereby is, re-elected to the Board, for a term of approximately three (3) years ending on the date of the Annual General Meeting that will be held in 2027; and

“FURTHER RESOLVED that: Mr. Robert Wadsowrth be, and he hereby is, elected to the Board, for a term of approximately three (3) years ending on the date of the Annual General Meeting that will be held in 2027.”

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolutions.

As each of the nominees for re-election has a personal interest in the foregoing proposed resolutions regarding his or her respective re-election, each of them refrained from making a recommendation with respect to his or her own re-election.

PROPOSAL 2

TO APPROVE CERTAIN COMPENSATION TERMS OF THE COMPANY’S NON-
EXECUTIVE DIRECTORS, INCLUDING THE GRANT OF EQUITY CONSIDERATION, ALL,
AS PART OF THEIR COMPENSATION FOR SERVICE AS SUCH

Background

According to the Companies Law, compensation paid to our directors require, in general, the approval of our Compensation Committee, Board of Directors and shareholders, in that order.

Cash Compensation for Service as Directors

Subject to the approval of their election and re-election for service as directors of the Company, as applicable, our directors will receive equal cash remuneration (except for (i) Mr. Robert Wadsworth, who shall be entitled to receive an in-person participation fee also for his participation by electronic means in in-person meetings , and (ii) Mr. Rosen, who will be entitled to an increased annual fee, as described below). These amounts include annual fee, per-meeting participation fee for participation in meetings of the Board and its committees, and reimbursement of travel expenses for participation in a meeting which is held outside of their place of residence, in the following amounts (indexed to Consumer Price Index in accordance with the Remuneration Regulations (as defined below)): NIS 112,000 (approximately $29,708 based on the representative NIS/USD exchange rate of NIS 3.77/$1.00 published by the Bank of Israel on April 16, 2024 (the “Exchange Rate”)) as annual fee, NIS 3,500 (approximately $928, based on the Exchange Rate) as participation fee, per meeting, for an in person participation in meetings of the Board and its committees, NIS 2,100 (approximately $557, based on the Exchange Rate) as participation fee, per meeting, for participation in meetings of the Board and its committees by electronic means and NIS 1,750 (approximately $464, based on the Exchange Rate) for each written resolution.

The above-mentioned cash remuneration is in line with our Compensation Policy, which was last amended at the 2023 AGM (the “Compensation Policy”), according to which each of the Company’s directors is entitled to receive cash fees that include annual and participation fees.

As these amounts are in the range between the fixed amounts of the annual and participation fees, as set forth in regulations promulgated under the Companies Law in connection with compensation to external directors (the “Remuneration Regulations”), and the maximum amounts of such fees set forth in the Foreign Listed Regulations, they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief From Related Party Transactions), 2000.

Insurance, Exemption and Indemnification

In addition, if elected or re-elected, as applicable, our directors would be covered by any D&O liability insurance in effect as of the date of their election and thereafter purchased by the Company from time to time in accordance with the provision of the Compensation Policy. Also, if elected, they would be granted by the Company with exemption and indemnification letters consistent with those previously provided to the directors of the Company.

General

In order to attract and retain the best qualified candidates to our Board, and similar to the practice previously set by our shareholders with respect to the remuneration of Board members, our Compensation Committee and Board of Directors have approved, and resolved to recommend to our shareholders to approve, the grant of equity awards and additional compensation terms, as detailed below, to each of Mr. Ilan Rosen, Ms. Efrat Makov, Ms. Yael Shaham, Mr. Shlomo Liran, Mr. Rami Hadar, Mr. David Ripstein, and Mr. Robert Wadsworth subject to their election or re-election to the Board of Directors, with respect to their three-year terms of service as directors.

•
To Mr. Rosen, Chairman of the Board of Directors, an increased amount of NIS 238,000  (approximately $63,129 based on the Exchange Rate; indexed to Consumer Price Index in accordance with the Remuneration Regulations) as annual fee (the “Chairman Annual Fee”), due to his ongoing involvement with the Company, as the Chairman of the Board of Directors, as determined by our compensation Committee and Board. Mr. Rosen’s participation fees will not be changed and remain equal to those of the other members of the Board of Directors. The Chairman Annual Fee is in excess of the annual cash fee amount listed under the Remuneration Regulations, as supplemented by the Foreign Listed Regulations, and it exceeds the annual fee amount referred to in our Compensation Policy.

•
Mr. Robert Wadsworth, our new nominee independent director, will be paid an in-person participation fee also for in-person Board meetings in which he participates by electronic means, as determined by our compensation Committee and Board, since he is the only director residing outside of Israel (“Mr. Wadsworth’s Participation Fee”). Mr. Wadsworth’s Participation Fee exceeds the participation fees referred to in our Compensation Policy, with respect to the fees that will be paid to him for participation by electronic means.

•
To each of Ms. Efrat Makov, Ms. Yael Shaham, Mr. Shlomo Liran, Mr. Rami Hadar, Mr. David Ripstein, and Mr. Robert Wadsworth, non-executive directors of the Company, an annual grant of equity, on the date of this Meeting of shareholders of the Company and subject to his or her election or continuous service, be granted with annual equity awards based on the mechanism and under the terms detailed below, without the need for further approval, to be granted at the date of this Meeting, and upon the first and second anniversaries of this Meeting (i.e., on May 23, 2025, and May 23, 2026) (each, a “Grant Date”), subject to his or her continuous service as our director.

Mechanism and Terms

(a)
Each of our non-executive directors shall be granted an equal value mix of options to purchase Shares (the “Options”) and Restricted Share Units (“RSUs”) (the Options and the RSUs together, the “Annual Equity Award”);

(b)	The value of the Annual Equity Award shall be 75,000 USD (“Annual Equity Value”);

(c)
The actual number of Options and RSUs to be granted each year, bearing the foregoing Annual Equity Value, shall be determined based on the average closing price per Share as quoted on the NASDAQ Stock Market during the 30 consecutive trading days preceding the Grant Date (the “Market Value”); and

(d)
In case a non-executive director is appointed in between annual general meetings, in accordance with our Articles – the Annual Equity Award will be pro-rated according to the part of the year that has passed since the previous annual general meeting of shareholders.

(e)
Exercise Price: The exercise price of the Options will be equal to the Market Value plus a 10% premium, and the RSUs shall have an exercise price of NIS 0.01 per share, which is the par value of each Share;

(f)
If approved by our shareholders, the Annual Equity Award granted each year, as detailed above, will be fully vested on the Grant Date. The exercise price for the proposed grants shall be equal to the average closing price of the Company’s Shares on the Nasdaq Global Select Market for the period equal to thirty (30) consecutive trading days immediately preceding the Grant Date of each portion of the total grant, provided that with respect to Mr. Wadsworth, our director nominee who is a U.S resident, we may adjust this calculation method to comply with the applicable 409A regulations. In addition, subject to an earlier expiry in accordance with the terms of the Option Plan (as defined below), the Annual Equity Award will expire upon the earlier of (i) six (6) years after the date of grant, or (ii) at such time as the closing price of the Company’s ordinary shares on Nasdaq falls below fifty percent (50%) of the exercise price detailed above and remains in such price or in a lower price for a period of at least 90 days (the “Knockout”), in which case the options shall be cancelled automatically.

(g)
The Directors Equity Grant will be made under the Company’s 2024 Equity Incentive Plan (the “2024 Plan”) and under the Capital Gains Route of Section 102(b)(2) of the Israeli Income Tax Ordinance (the “Ordinance”).

(h)
The grant of the Annual Award is in line with the Compensation Policy, according to which, each of the Company’s non-executive directors is entitled to receive equal annual equity-based compensation, which value shall not exceed $150,000 (per annum).

•
To Mr. Rosen, our Chairman of the Board, an annual grant of equity in equal terms to the above Annual Award, provided however that the Annual Equity Value of Mr. Rosen’s Annual Award shall be $112,500 (the “Chairman Annual Award”, and together with the Annual Award, the “Directors Equity Grant”). All other terms and conditions of the Annual Award shall apply to the Chairman Annual Award, mutatis mutandis. The Compensation Committee and Board are of the opinion that, it would be appropriate to compensate Mr. Rosen with the grant of an increased equity grant in comparison to the equity consideration granted to the other non-executive members of the Board, taking into account, among others, the considerable amount of time required from him in order to fulfill his Board activities as a Chairman and his contribution to the Company’s success. The grant of the Chairman Annual Award is in line with the Compensation Policy, according to which, the Chairman of the Board of Directors of the Company is entitled to receive an annual equity-based compensation of up to 3 times the annual equity-based compensation of the other directors (see below).

The proposed value of the Directors Equity Grant detailed above was examined and evaluated by our Compensation Committee and Board in accordance with a peer group study; the peer group study is a compensation and benefit examination, included peer companies selected to provide an appropriate comparative model, based on appropriate similarities taking into account a number of factors, including: market capitalization, type of industry, location of listing of securities, level of revenues, number of employees, geographical considerations and other factors that are considered relevant for comparison. Following due consideration of the type and value of the Directors Equity Grant, as well as the full compensation packages, granted to directors serving in companies included in the study, our Compensation Committee and Board have determined that the value of the total compensation paid to our directors, including the value of the proposed equity awards, is below the median range of total director compensation provided by our peer companies.

When considering the proposed Directors Equity Grant, our Compensation Committee and Board analyzed all factors and considerations required under our Compensation Policy and the Companies Law, including, inter alia, the responsibilities and duties of our directors, the estimation of their expected contribution and the importance of our directors to the future growth and success of the Company. Our Compensation Committee and Board of Directors believe that the Directors Equity Grant detailed above is in the best interests of the Company, as: (i) the Company competes on qualified individuals to serve on its Board, and therefore needs to provide them with an adequate compensation package, which is aligned with the common practice implemented by our peers; (ii) the Directors Equity Grant detailed above aligns the interests of our directors with those of our shareholders; (iii) the Directors Equity Grant detailed above will provide, together with the cash compensation and existing equity consideration (as applicable), an adequate recognition for the time, attention and expertise required by our directors; and (iv) the Directors Equity Grant detailed above has a long term incentive value, while taking into account the interests of the Company’s shareholders and their dilution level. In this respect, our Compensation Committee and Board remain committed to maintaining low levels of dilution, below the 10% threshold, with respect to any proposed and/or outstanding equity-based compensation plans (currently at approximately 8.52%).

Required Vote

An affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon, is required for the approval of the Directors Equity Grant detailed above.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon, is required for the approval of the Chairman Annual Fee and Mr. Wadsworth’s Participation Fee; provided that a Disinterested Majority of the shares voted in favor of this proposal.

The Companies Law, as supplemented by the Foreign Listed Regulations, requires that each shareholder voting on a proposed resolution requiring a Disinterested Majority inform the Company whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolutions. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposals. In addition, you are deemed to have a personal interest if a company, other than Ceragon, which is affiliated with you, has a personal interest in the adoption of the proposals. Such company is a company in which you or a member of your immediate family serves as a director or CEO, has the right to appoint a director or the CEO, or owns five percent (5%) or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposals if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal.  However, as required under the Companies law, as supplemented by the Foreign Listed Regulations, you should actively inform Ceragon whether you are a controlling shareholder or have a personal interest in this proposal.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to approve the payment of the Chairman Annual Fee to Mr. Ilan Rosen, our Chairman of the Board.”

“FURTHER RESOLVED, to approve payment of Mr. Wadsworth’s Participation Fee to Mr. Robert Wadsworth, our newly appointed non-executive director.”

“FURTHER RESOLVED, to approve the grant of the Chairman Equity Grant to the Company’s non-executive directors, in the amounts and upon terms as described in this Proposal 2 of the Proxy Statement.”

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolutions.

As all members of the Board of Directors have a personal interest in the foregoing proposed resolution concerning the Directors Equity Grant, they each refrained from making a recommendation with respect to the applicable resolution relevant to them. Mr. Rosen has a personal interest in the foregoing proposed resolution concerning the Chairman Annual Fee, he refrained from making a recommendation with respect to the applicable resolution.

PROPOSAL 3

APPROVAL OF CERTAIN COMPENSATION TERMS FOR THE COMPANY’S CHIEF
EXECUTIVE OFFICER

Background

Under the Companies Law, arrangements regarding the compensation of a chief executive officer (“CEO”) of a publicly traded company should generally be consistent with such Company’s compensation policy and require the prior approval of the company’s compensation committee, board of directors and shareholders (provided that, the majority of the shares voted in favor of this proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposal, as detailed below), in that order.

Following the approval of our Compensation Committee and Board, we now seek our shareholders’ approval for the terms of office and employment proposed for Mr. Arazi in his capacity as the Company’s Chief Executive Officer.

Under his existing employment agreement, our CEO, Mr. Doron Arazi, is entitled to a gross annual base salary of NIS 1,080,000 (approximately $286,472, based on the Exchange Rate) (the “Base Salary”), plus customary fringe benefits which include, among others, managers’ insurance, education fund, car expenses, long-term disability and life insurance. In addition, Mr. Arazi is entitled to a performance-based annual cash bonus and to an annual equity grant.

Following the approval of our Compensation Committee and Board of Directors, we now seek our shareholders’ approval for Mr. Arazi’s revised compensation terms, for his services as our CEO, all as detailed below.

Proposed Compensation Terms

Following are the principal terms of office and employment proposed for Mr. Arazi in his position as the Company’s CEO:

Annual Base Salary

The Base Salary of Mr. Arazi was last approved by our shareholders at the 2021 AGM. Mr. Arazi will be entitled to a revised gross annual base salary of NIS 1,242,000 (approximately $329,443, based on the Exchange Rate) (the “CEO Revised Based Salary”), plus customary fringe benefits which include, among others, managers’ insurance, education fund, long-term disability and life insurance.

2024 Cash Bonus Plan

Consistent with the Compensation Policy, and subject to the limitations set forth therein, the Company may determine, with respect to each year, the target and maximum annual cash bonuses, as well as related objectives and related weights, applicable thresholds and the formula for calculating the annual cash bonus payment to be granted to our CEO.

Taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, our Compensation Committee and Board of Directors have resolved, and are recommending that the shareholders approve, the following annual bonus plan for calendar year 2024 for our CEO, including the following related objectives, parameters, weights and terms, calculated in accordance with the following principles (altogether, the “CEO Cash Bonus Plan”):

•	According to the CEO Cash Bonus Plan the “On-Target” bonus amount for the year 2024 it will be equal to ten (10) months’ base salary (the “On-Target Bonus”).

•
Financial Measurable Targets: Ninety percent (90%) of the targets forming part of the CEO Cash Bonus Plan will be measurable targets and will include financial measurable targets (the “Financial Measurable Targets”). The proposed Financial Measurable Targets shall be as follows: seventy percent (70%) of the 2024 On Target Bonus shall be based on the Company’s non-GAAP operating profit targets, ten percent (10%) of the 2024 On Target Bonus shall be based on the Company’s cash flow targets, and ten percent (10%) of the 2024 On Target Bonus shall be based on the Company’s booking targets, all to be determined based on the Company’s financial results for the year 2024. These targets were determined based on the Company’s 2024 annual business targets at the beginning of 2024, together with the targets determined for the annual bonus plans of the entire Company’s management.

•
Non-Measurable Criteria: ten percent (10%) of the targets forming part of the CEO Cash Bonus Plan will be non-measurable criteria, which shall be concluded by assessing the CEO performance during the year, his contribution to the achievement of the Company's goals, and his evaluation by the Board of Directors.

General Terms

Our Compensation Committee and Board of Directors have set a minimum threshold score with respect to each of the Financial Measurable Targets, so that below a certain level of achievement, payment will not be made with respect to such Measurable Target, as well as a general plan threshold which is based on the achievement of a pre-determined measurable financial criteria, under which no annual cash bonus shall be paid to our CEO.

Further, our Compensation Committee and Board of Directors have resolved that the maximum annual bonus payment to our CEO will be capped at 200% of his On Target Bonus (the “Maximum Payment Cap”), which cap is in compliance with the Compensation Policy. Reaching the Maximum Payment Cap, in the opinion of the Compensation Committee and Board of Directors, is an extremely challenging task.

Subject to receipt of shareholders’ approval of the above annual cash bonus for 2024 for Mr. Arazi (including the related objectives, weights and terms thereof), the Compensation Committee and the Board of Directors will determine, following their approval of the 2024 Company’s audited financial statements, and without the need for further shareholder approval, the actual bonus to be paid with respect to 2024 to Mr. Arazi, if any.

2024 Equity Grant

The 2024 annual CEO equity grant is comprised of (a) options to purchase 133,333 Ordinary Shares with a 10% premium above the fair market value exercise price (the “Options”), the value of which is estimated, as of the date of this Proxy Statement, and calculated based on the average closing price of the Company’s Ordinary Shares on the Nasdaq for the period equal to thirty (30) consecutive trading days prior to the filing date of this Proxy Statement, at approximately $205,155; and (b) 66,667 restricted share units (the “RSUs” and together with the Options the “Annual CEO Equity Grant”), the value of which is estimated, as of the date of this Proxy Statement, at approximately $205,155.

The ratio between the Options and the RSUs is 50%/50% in value.

The above values may vary until the date of the Meeting, as the proposed Annual CEO Equity Grant, which is calculated, among other things, based on the average closing price of the Company’s Ordinary Shares on the Nasdaq for the period equal to thirty (30) consecutive trading days prior to the date of this Proxy Statement. Taking into consideration the Annual CEO Equity Grant, the Company maintains a dilution level which is below the 10% dilution threshold.

The total value of the Annual CEO Equity Grant is estimated at $410,310, constituting approximately 125% of our CEO’s annual total compensation; such value is in line with the provisions of our Compensation Policy and is within the median range of the benchmark reviewed by the Compensation Committee and the Board of Directors, which consists of comparable companies. The additional terms under which the Annual CEO Equity Grant shall be provided are as follows:

•	The Annual CEO Equity Grant shall be granted on the date of this Meeting (the “Grant Date”);

•
The exercise price of the Options shall be equal to the average closing price of the Company’s Shares on the Nasdaq for the period equal to thirty (30) consecutive trading days immediately preceding the Grant Date, plus a 10% premium;

•
The Annual CEO Equity Grant shall vest over a period of four (4) years, in four (4) equal tranches following the Grant Date, with a one-year cliff, so that on each anniversary of the Grant Date, 25% of the total grant shall vest (subject to acceleration of vesting in the circumstances detailed below); and

•	The Annual CEO Equity Grant shall be granted pursuant to the 2024 Plan, and the grant shall be made through a trustee under the “Capital Gains Route” of Section 102(b)(2) of the Ordinance.

Acceleration

The vesting of the Annual CEO Equity Grant will be subject to acceleration according to the following double trigger mechanism: in the event that by the date of the consummation of a Transaction (as defined in the Option Plan): (i) Mr. Arazi’s employment with the Company (or the surviving entity following a merger) is terminated not for (i) Cause (as defined in the Option Plan); or (ii) there is a change in Mr. Arazi’s position in the Company (or the surviving entity following merger) and Mr. Arazi is not offered to continue to be employed by the surviving entity in a senior position, equivalent to the position of the Company’s CEO prior to the Transaction, the vesting of all of the unvested equity awards included in the Annual CEO Equity Grant, as of such date, shall accelerate upon the consummation of the Transaction. Mr. Arazi shall undertake that in the event that he will sell any of the Annual CEO Equity Grant, the vesting of which accelerated as a result of this double trigger mechanism, he will remain employed by the Company (or the surviving entity following merger) for a six-month period following the consummation of the Corporate Transaction (subject to the Company’s or the surviving entity’s request) and the consideration received for such sale shall be held in escrow until the earlier of (i) the termination of Mr. Arazi’s employment, or (ii) the lapse of a six-month period following the consummation of the Transaction.

Additional Considerations Taken by the Compensation Committee and the Board of Directors when approving the abovementioned compensation terms proposed to be paid and/or granted to our CEO, Mr. Arazi

When considering the compensation terms detailed above proposed to be paid and/or granted to Mr. Arazi, the Compensation Committee and Board of Directors analyzed all factors and considerations required under the Compensation Policy and the Companies Law, including, inter alia: (i) the responsibilities and duties of Mr. Arazi, considering the size of the Company and the scope, complexity and nature of its operations; (ii) Mr. Arazi’s education, qualifications, expertise and extensive experience in the telecommunications industry in general, and his performance in his various roles in the past; (iii) the information included in the benchmark study presented to the Board of Directors, according to which the proposed compensation terms for Mr. Arazi are well below the average and median compensation terms of the chief executive officers  of the Company’s Israeli peers, which is by itself lower than the average and median chief executive officers’ compensation terms among peer companies in the U.S; (iv) market compensation trends; (v) the appropriate balance between the fixed components and the variable components comprising the proposed compensation, and the fact that the variable components are limited to maximums that are consistent with the requirement for a close link between payments to Mr. Arazi and the Company’s performance and increase of its profits, while protecting the interests of the Company and its shareholders; and (vi) examination of data regarding the ratio between the proposed compensation and the wages of the rest of the Company’s employees and, particularly, the ratio to the average wage and the median wage of such employees and the impact of the gaps between them on the labor relations in the Company, and determination that the said ratio is reasonable and will not adversely affect labor relations in the Company.

Considering the set of parameters and considerations, as well as the arguments specified above, our Compensation Committee and Board of Directors determined that the proposed compensation terms for our Chief Executive Officer, Mr. Doron Arazi, are fair, reasonable and customary.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon, is required for the approval of the above compensation terms for Mr. Doron Arazi, the Company’s CEO; provided that a Disinterested Majority of the shares voted in favor of this proposal.

The Companies Law, as supplemented by the Foreign Listed Regulations, requires that each shareholder voting on a proposed resolution requiring a Disinterested Majority inform the Company whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolutions. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposals. In addition, you are deemed to have a personal interest if a company, other than Ceragon, which is affiliated with you, has a personal interest in the adoption of the proposals. Such company is a company in which you or a member of your immediate family serves as a director or CEO, has the right to appoint a director or the CEO, or owns five percent (5%) or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposals if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal.  However, as required under the Companies law, as supplemented by the Foreign Listed Regulations, you should actively inform Ceragon whether you are a controlling shareholder or have a personal interest in this proposal.

As set forth in the Companies Law, if our shareholders oppose the approval of the compensation package for Mr. Arazi, the Compensation Committee and Board of Directors may nevertheless approve such terms, in “special cases”, after having held another discussion regarding such terms, on the basis of detailed reasoning that considered the rationale behind the shareholders’ opposition and after determining that such approval is in the best interests of the Company.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to approve the CEO Revised Based Salary, the CEO Cash Bonus Plan and the Annual CEO Equity Grant, all upon the terms described in this Proposal 3 of the Proxy Statement.”

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolutions.

PROPOSAL 4

APPROVAL OF AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION

Background

Under the Companies Law, any amendment to a public company’s articles of association requires approval by the company’s shareholders. Under the Company’s existing Articles of Association (the “Current Articles”), a resolution adopted in a General Meeting by a simple majority of the voting power represented at the meeting in person or by proxy and voting thereon is required to approve any amendment to the Current Articles.

The Current Articles were last amended in the 2016 annual general meeting of the Company’s shareholders, held on September 20, 2016 (the “2016 AGM”). As part of our ongoing commitment to maintain corporate governance best practices, and adhere to changing market practices and regulatory environment, as well as gained experience with our Current Articles, we propose to amend selected articles within our Current Articles. These modifications aim to benchmark our corporate framework against market standards, enhance procedural efficiency established under our Current Articles, and address miscellaneous administrative updates for the purposes of corporate “housekeeping”, such as the correction of outdated references, clarification of ambiguous language, and the incorporation of various administrative updates that will improve the cogency and functionality of our Articles of Association, reflecting the ways in which our Company and market practice have evolved.

General

The proposed main amendments to the Current Articles are described below and are marked in the revised version of the Current Articles attached to this Proxy Statement as Exhibit A (the “Amended Articles”).

Share Capital: Under the Current Articles, our registered share capital is One Million Two Hundred Thousand New Israeli Shekels (NIS 1,200,000) divided into One Hundred and Twenty Million (120,000,000) Ordinary Shares of a nominal value of One Agora (NIS 0.01) each. As our issued share capital as of April 16, 2024, is 85,640,591 (this amount does not include 3,481,523 ordinary shares held by the Company as treasury shares), constituting 71.37% of the registered share capital, we seek to increase our share capital by One Million Two Hundred Thousand New Israeli Shekels (NIS 1,200,000). Following the proposed amendment, our registered share capital will consist of Two Million Four Hundred Thousand New Israeli Shekels (NIS 2,400,000) divided into Two Hundred and Forty Million (240,000,000) Ordinary Shares of a nominal value of One Agora (NIS 0.01) each (the “Share Capital Increase”). Our issued share capital as of April 16, 2024, constitutes 35.68% of the proposed increased registered share capital.

Among other things, such Share Capital Increase will allow the Company to pursue effective capital raising through the potential issuances of additional equity (or securities convertible, exchangeable or exercisable into equity), maintain adequate equity incentives available for its employees, and other issuances of share capital which our Board may find to be advisable.

Record Date for General Meeting: Currently, under Articles 20 of the Current Articles, our Board of Directors may fix (or authorize the officer(s) to fix), in advance a record date which shall not be earlier than ninety (90) days prior to the relevant shareholders’ general meeting or other action. We propose removing the specific timeframe under our Current Articles, and refer to the applicable law requirements, as these may change from time to time.

Notice of General Meeting: Corresponding the above amendment, under the Amended Articles we wish to clarify that the procedures relating to the convening of a shareholders’ meeting, including general meeting notice publication timeframe, and the legal entity entitled to demand the convening of a general meeting, or issue an applicable notice or proxy card, will be in line with the Companies Law, as supplemented by the Foreign Listed Regulations. We believe that the establishment of certain Israeli law provisions in our Amended Articles serves our shareholders that will be provided with clearer view of the legal framework governing the Company’s corporate procedures.

Shareholder Proposal Procedure: We wish to add Article 25A to our Amended Articles, which will regulate the procedure by which a shareholder is allowed to request the Board to add items to the agenda of a shareholders general meeting, or to demand the convening of a shareholders general meeting (collectively, a “Proposing Shareholder”). In such an event, a Proposing Shareholder will provide, among other things, contact information, share holdings’ data, a description of the relevant matter, and describe arrangements and transactions relating to the matter and/or between the Proposing Shareholder and other Proposing Shareholders. Under the Companies Law, a Board of Directors is entitled to request information from a proposing shareholder, to be able to determine whether the proposed item to agenda is suitable to be discussed and voted at the applicable general meeting. This clarification is designed to establish clear guidelines by which the Board may reasonably articulate specific expectations or requirements of shareholders.

Quorum: Section 26.(a) of our Current Articles requires the presence, in person or by proxy, of two or more shareholders holding shares conferring in the aggregate twenty-five percent (25%) of the voting power in our Company for a quorum to be deemed present at a general meeting of our shareholders. The previous quorum, prior to the above reduced quorum approved in the 2016 AGM, was thirty-three-point three percent (33.3%). As we currently experience higher shareholder participation and engagement, we propose to reinstate the quorum requirement to thirty-three-point three percent (33.3%).

Directors Nomination Procedures: In similarity to our Current Articles, under the Amended Articles, our directors are appointed at annual general meetings of our shareholders, for a three-year period. Our Amended Articles will further establish that the removal of Directors from office will be held at any annual general meetings of our shareholders (even before the lapse of the three years term), unlike the current situation, which allows the removal from office also in an extraordinary general meeting during the year. We believe that this amendment well balances between the ability to remove directors and the interest of keeping the company and Board focused during the year on the Company’s business. A removal in between annual general meetings, in an extraordinary general meeting of our shareholders, will be available in connection with removal for Cause (“Cause” shall mean the circumstances listed under Sections 226-226A to the Companies Law).

The Amended Articles further add clarity to the procedure of nomination to our Board of Directors, including establishing clear guidelines to the disclosure requirements from director nominees proposed by a Proposing Shareholder (an “Additional Nominee”). We believe that adding clarity to such procedures will allow for an increased visibility for our shareholders and potential director nominees.

It is clarified that in case the Amended Articles are not approved - the Current Articles will remain in full force and effect.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy, and voting thereon, is required for the approval of the Amended Articles.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Amended Articles, in the form attached as Exhibit A to the Proxy Statement for the 2024 Annual General Meeting of Shareholders, including without limitation, the Share Capital Increase, be approved, and the Company's Current Articles be reinstated and replaced by such Amended Articles”.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL 5

ADOPTION OF 2024 EQUITY INCENTIVE PLAN

Background

In general, under Rule 5635(c) of the Nasdaq Listing Rules, a Nasdaq-listed company is required to obtain shareholder approval for the adoption of, or material amendment to, an equity compensation plan under which employees, officers and directors may receive equity in the Company. Pursuant to this requirement, we obtained shareholder approval of our 2003 Share Option Plan. However, pursuant to an exception in the Nasdaq Listing Rules for foreign private issuers, we did not seek shareholder approval of the subsequent amendments to the 2003 Share Option Plan that extended the term of that plan. As described below, the Board has adopted a new 2024 Equity Incentive Plan, which is being presented to shareholders for approval in order to qualify such plan to grant “incentive stock options” pursuant to Section 422 of the U.S. Internal Revenue Code of 1986, as amended.

General

Our compensation committee, Board and our management all believe that the effective use of share-based long-term incentive compensation is vital to our continued ability to recruit, hire and retain the individuals required to successfully execute our business plans and achieve strong performance in the future by providing a direct link between compensation and long-term shareholder value creation. Our existing Amended and Restated Share Option and RSU Plan (the “Existing Plan”), was approved by our shareholders in September 2003 as the 2003 Share Option Plan for a term of ten years, was extended for an additional ten-year period by our Board in December 2012, and was further extended by our Board until December 31, 2024. Once the Existing Plan expires, no additional grants may be made under the Existing Plan, but outstanding grants under such plan will continue to be governed by the terms of the Existing Plan. In order to enable our Company to continue to achieve the foregoing goals related to share-based long-term incentive compensation after the expiration of the Existing Plan, our Compensation Committee and our Board have adopted the Company’s 2024 Equity Incentive Plan (defined as the “2024 Plan”). We have provided a summary of the material terms of the 2024 Plan below. The summary is provided for convenience only, and does not contain all information about the 2024 Plan. A copy of the complete text of the 2024 Plan is appended to this proxy statement as Exhibit B, and the following description of the 2024 Plan is qualified in its entirety by reference to the full text of the 2024 Plan.

Summary of 2024 Equity Incentive Plan

Under the 2024 Plan, we may grant equity-based incentive awards to attract, motivate and retain the talent for which we compete.

Authorized Shares.  Upon its effectiveness, the 2024 Plan will have a total of 500,000 Ordinary Shares reserved and initially available for issuance, including issuance as incentive stock options (within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) (“Incentive Stock Options”).

In addition to the foregoing 500,000 Ordinary Shares initially available under the 2024 Plan, up to approximately 7,977,000 Ordinary Shares that underline outstanding awards under the Existing Plan (and which were also previously approved for issuance under the Existing Plan by our Board), may, (i) if the related award expires or is canceled, terminated, forfeited, repurchased or settled in cash in lieu of issuance of shares, for any reason, without having been exercised, or (ii) if permitted by us, if are tendered to pay (x) the exercise price of an award or (y) withholding tax obligations; will, in any such case, become available again for issuance under the 2024 Plan. Similarly, Ordinary Shares from among the initial 500,000 shares reserved under the 2024 Plan that become subject to an award and are ultimately not issued (for any of the foregoing reasons) will become available once again under the 2024 Plan.

Administration. A duly authorized committee of our Board (which, based on prior authorization by our Board, is currently our compensation committee), or, in the absence of any such committee or if required by law for any grant, the Board itself, will administer the 2024 Plan. Under the 2024 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2024 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards and take all actions and make all other determinations necessary for the administration of the 2024 Plan.

Eligibility. The 2024 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Tax Ordinance (the “Ordinance”) and Section 3(i) of the Ordinance, and, for awards granted to employees subject to United States income tax, Section 422 of the Code, and for employees or service providers subject to Unites States income tax, including those who are deemed to be residents of the United States for tax purposes, and Section 409A of the Code.

Awards. The 2024 Plan provides for the grant of share options (including Incentive Stock Options), Ordinary Shares, Restricted Shares, Restricted Share Units, performance based awards, and other share-based awards to employees, directors, officers, consultants, advisors and any other persons or entities who provides services to the company or any parent, subsidiary, or affiliate thereof, subject to the terms and conditions of the 2024 Plan. Options granted under the 2024 Plan to our employees who are U.S. residents may qualify as Incentive Stock Options or may be non-qualified stock options , i.e., options that do not qualify as Incentive Stock Options.

Grant and Exercise. All awards granted pursuant to the 2024 Plan will be evidenced by an award agreement in a form approved, from time to time, by the administrator in its sole discretion. Unless otherwise determined by the administrator and stated in the award agreement, awards vest and become exercisable under the following schedule: 25% of the shares covered by the award vest on the first anniversary as of the date of grant, and 6.25% of the shares covered by the award shall vest upon the lapse of each subsequent three-month period thereafter over the course of the subsequent three years; provided that the grantee remains continuously as an employee, a director or a service provider to the Company through each such vesting date. The exercise period of an award will expire six years from the date of grant of the award, unless otherwise determined by the administrator and stated in the award agreement.

Termination of Service. In the event of termination of a grantee’s employment or service with the Company or any of its affiliates (including by reason of death or disability), different rules apply as to the length of time during which all vested and exercisable awards held by such grantee as of the date of termination may be exercised after such date of termination.

Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the applicable period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2024 Plan.
Notwithstanding any of the foregoing, if a grantee’s employment or services with us or any of our affiliates is terminated for “cause” (as defined in the 2024 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2024 Plan. In the case of termination for cause, any shares issued upon exercise or (if applicable) vesting of awards, shall be subject to a right of repurchase as detailed in the 2024 Plan.

Adjustments due to Transactions. The 2024 Plan provides for appropriate adjustments to be made to the plan and to outstanding awards under the plan in the event of a share split, reverse share split, share dividend, distribution, recapitalization, combination, reclassification of our shares, consolidation, reorganization, cash dividend or other similar occurrences.

In the event of a sale of all, or substantially all, of our Ordinary Shares or assets, a merger, consolidation amalgamation, reorganization or similar transaction, or certain changes in the composition of the board of directors, or liquidation or dissolution, or such other transaction or circumstances that the Board determines to be a relevant transaction, then without the consent of the grantee or prior notice requirement, the administrator may make certain determinations as to the treatment of outstanding awards.

Amendment and Termination.  The Board may suspend, terminate, modify or amend the 2024 Plan at any time; provided that no amendment of the 2024 Plan shall impair the rights of the grantee of any award granted, if and to the extent such rights are specifically set forth under the applicable award agreement, without such grantee’s consent. Shareholder approval of any amendment to the 2024 Plan will be obtained to the extent necessary to comply with applicable law or the extent that the Board determines that shareholder approval is appropriate and advisable. The administrator at any time and from time to time may modify or amend any award theretofore granted under the 2024 Plan, including any award agreement, to the extent necessary to ensure compliance with Section 424 of the Code and Section 409A of the Code.

Option Repricing. The 2024 Plan generally allows us to reprice options that we grant under the plan subject to Board approval; provided that, as noted in our Compensation Policy, our policy is not to re-price the exercise price of any outstanding security granted to our executives, without prior approval of its shareholders. In addition, the exercise price per share of an existing award may be reduced by the Board by the amount of the dividend per share declared on our Ordinary Shares while the award is outstanding (with respect to grants under the “Capital Gains Route” of Section 102(b)(2) of the Ordinance this is subject to obtaining an appropriate tax ruling). That would enable a grantee to benefit from a dividend that we declare and that all of our shareholders receive.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy, and voting thereon, is required for the approval of the 2024 Plan.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the 2024 Equity Incentive Plan (a copy of which is attached hereto as Exhibit B), under which up to 500,000 ordinary shares will be reserved for issuance in the form of Incentive Stock Options  be, and hereby is, adopted and approved in all respects.”
Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL 6

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting.

General

At the Meeting, the shareholders will be asked to re-appoint Kost Forer Gabbay & Kasierer, A member firm of EY Global (“Kost Forer”), as the Company’s independent auditor for the fiscal year ending December 31, 2024 and for the year commencing January 1, 2025 and until immediately following the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, (with power of delegation to its Financial Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

Kost Forer has served as the Company’s independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other services that relate to transactional activities. Our Financial Audit Committee and the Board of Directors believe that such limited non-audit functions do not affect the independence of Kost Forer.

For information on the fees paid by the Company and its subsidiaries to the Kost Forer in each of the previous two fiscal years, please see “Item 16C. Principal Accountant Fees and Services” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024.

As a result of the combined provisions of the Israeli law, our Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent auditor requires the approval of the shareholders of the Company, and its compensation requires the approval of our Financial Audit Committee. The Company’s Financial Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Kost Forer, and have recommended their re-appointment as the Company’s independent auditor for the fiscal year ending December 31, 2024 and for the year commencing January 1, 2025 and until immediately following the next annual general meeting of shareholders. Approval of that appointment is now being sought from the Company’s shareholders.

Required Vote

The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon, is required for the re-appointment of Kost Forer as the Company's independent auditor.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, A member firm of EY Global, as the independent auditor of the Company for the fiscal year ending December 31, 2024, and for the year commencing January 1, 2025 and until immediately following the next annual general meeting of shareholders and to authorize the Board of Directors (with power of delegation to the members of the Financial Audit Committee), to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.”

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

RECEIPT AND CONSIDERATION OF THE AUDITOR’S REPORT AND

THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2023 will be presented. The Company will hold a discussion with respect thereto, as required by the Companies Law. This item will not involve a vote of the shareholders.

The foregoing auditor’s report and the audited consolidated financial statements, as well as our Annual Report on Form 20-F for the year ended December 31, 2023 (filed with the SEC on March 21, 2024), may be viewed on our website – www.ceragon.com/investors/financial-information or through the EDGAR website of the SEC at www.sec.gov. Except as noted above under “Beneficial Ownership of Securities by Principal Shareholders and Management” and under Proposal 6 “Re-Appointment of Independent Auditor”, none of the auditor’s report, audited consolidated financial statements, Annual Report on Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

/s/ Ilan Rosen

Ilan Rosen, Chairman of the Board of Directors

April 18, 2024

THE COMPANIES LAW

A COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION OF

CERAGON NETWORKS LTD.

(as amended and restated on ~~September 20,~~
~~2016~~May 23, 2024)

GENERAL PROVISIONS

1.	Object and Purpose of the Company

(a)          The object of the Company is to engage, directly or indirectly, in any lawful undertaking or business whatsoever.

(b)          In accordance with Section 11(a) of the Israeli Companies Law 5759-1999, as amended from time to time (together with the regulations promulgated thereunder, as amended from time to time, the “Companies Law”), the Company may contribute a reasonable amount to a worthy cause.

2.	Limitation of Liability

The liability of the shareholders is limited to the payment of the nominal value of the shares in the Company allotted to them and which remains unpaid, and only to that amount. If the Company’s share capital shall include at any time shares without a nominal value, the shareholders’ liability in respect of such shares shall be limited to the payment of up to NIS 0.01 for each such share allotted to them and which remains unpaid, and only to that amount.

3.	Interpretation

(a)          Unless the subject or the context otherwise requires: words and expressions defined in the Companies Law in force on the date when these Articles or any amendment thereto, as the case may be, first became effective shall have the same meanings herein; words and expressions importing the singular shall include the plural and vice versa; words and expressions importing the masculine gender shall include the feminine gender; and words and expressions importing persons shall include bodies corporate.

(b)          The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction of any provision hereof.

3A          Amendment

               The approval of a resolution adopted in a General Meeting approved by a simple majority of the voting power represented at the meeting in person or by proxy and voting thereon (“Shareholders’ Resolution”) is required to approve any amendment to these Articles of Association.

SHARE CAPITAL

4.	Share Capital

The registered share capital of the Company is ~~One~~Two Million ~~Two~~and Four Hundred Thousand New Israeli Shekels (NIS ~~1,200~~2,400,000) divided into ~~One~~Two Hundred and ~~Twenty~~Forty Million (~~120~~240,000,000) Ordinary Shares of a nominal value of One Agora (NIS 0.01) each.

5.	Increase of Share Capital

(a)          The Company may, from time to time, by a Shareholders Resolution, whether or not all the shares then authorized have been issued, and whether or not all the shares theretofore issued have been called up for payment, increase its share capital by the creation of new shares. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.

(b)          Except to the extent otherwise provided in such resolution, such new shares shall be subject to all the provisions applicable to the shares of the original capital.

6.	Special Rights; Modifications of Rights

(a)          Without prejudice to any special rights previously conferred upon the holders of existing shares in the Company, the Company may, from time to time, by a Shareholders’ Resolution, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution.

(b)          (i)  If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, by Shareholders Resolution, subject to the sanction of a resolution passed by a majority of the holders of the shares of such class present and voting at a separate General Meeting of the holders of the shares of such class.

(ii)          The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class.

(iii)          Unless otherwise provided by these Articles, the enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed, for purposes of this Article 6(b), to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

7.	Consolidation, Subdivision, Cancellation and Reduction of Share Capital

(a)          The Company may, from time to time, by Shareholders Resolution (subject, however, to the provisions of Article 6(b) hereof and to ~~applicable law):~~any applicable law and regulations, stock exchange rules or regulations and any listing rules (collectively, “Applicable Law” or “applicable law”):

(i)          consolidate and divide all or any of its issued or unissued share capital into shares of larger nominal value than its existing shares,

(ii)          subdivide its shares (issued or unissued) or any of them, into shares of smaller nominal value than is fixed by these Articles of Association (subject, however, to the provisions of the Companies Law), and the Shareholders Resolution whereby any share is subdivided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

(iii)          cancel any shares which, at the date of the adoption of such resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so canceled, or

(iv)          reduce its share capital in any manner, and with and subject to any incident authorized, and consent required, by applicable law.

(b)          With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, including, inter alia, resort to one or more of the following actions:

(i)          determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into each share of larger nominal value;

(ii)          allot, in contemplation of or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iii)          redeem, in the case of redeemable preference shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv)          cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board of Directors is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this sub-Article 7(b)(iv).

SHARES

8.	Issuance of Share Certificates; Replacement of Lost Certificates

(a)          Share certificates shall be issued under the seal or stamp of the Company and shall bear the signatures of two Directors, or of any other person or persons authorized thereto by the Board of Directors.

(b)          Each ~~member~~shareholder shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if reasonably requested by such ~~member~~shareholder, to several certificates, each for one or more of such shares.

(c)          A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Registrar of ~~Members~~Shareholders in respect of such co- ownership.

(d)          If a share certificate is defaced, lost or destroyed, it may be replaced, upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors may think fit.

9.	Registered Holder

Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person.

10.	Allotment of Shares

The unissued shares from time to time shall be under the control of the Board of Directors, who shall have the power to allot shares or otherwise dispose of them to such persons, on such terms and conditions (including inter alia terms relating to calls as set forth in Article 12(f) hereof), and either at par or at a premium, or, subject to the provisions of the Companies Law, at a discount, and at such times, as the Board of Directors may think fit, and the power to give to any person the option to acquire from the Company any shares, either at par or at a premium, or, subject as aforesaid, at a discount, during such time and for such consideration as the Board of Directors may think fit.

10A.       Authority to ~~pay~~Pay Underwriters’ Fees & Commissions

Subject to the provisions of the Companies Law the Company is authorized to pay underwriters’ fees and commissions.

11.	Payment in Installments

If by the terms of allotment of any share, the whole or any part of the price thereof shall be payable in installments, every such installment shall, when due, be paid to the Company by the then registered holder(s) of the share of the person(s) entitled thereto.

12.	Calls on Shares

(a)          The Board of Directors may, from time to time, make such calls as it may think fit upon ~~members~~shareholders in respect of any sum unpaid in respect of shares held by such ~~members~~shareholders which is not, by the terms of allotment thereof or otherwise, payable at a fixed time, and each ~~member~~shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such time(s) may be thereafter extended and/or such person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all shares in respect of which such call was made.

(b)          Notice of any call shall be given in writing to the ~~member~~shareholder(s) in question not less than fourteen (14) days prior to the time of payment, specifying the time and place of payment, and designating the person to whom such payment shall be made, provided, however, that before the time for any such payment, the Board of Directors may, by notice in writing to such ~~member~~shareholder(s), revoke such call in whole or in part, extend such time, or alter such person and/or place. In the event of a call payable in installments, only one notice thereof need be given.

(c)          If, by the terms of allotment of any share or otherwise, any amount is made payable at any fixed time, every such amount shall be payable at such time as if it were a call duly made by the Board of Directors and of which due notice had been given, and all the provisions herein contained with respect to such calls shall apply to each such amount.

(d)          The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof and all interest payable thereon.

(e)          Any amount unpaid in respect of a call shall bear interest from the date on which it is payable until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and at such time(s) as the Board of Directors may prescribe.

(f)          Upon the allotment of shares, the Board of Directors may provide for differences among the allottees of such shares as to the amount of calls and/or the times of payment thereof.

13.	Prepayment

With the approval of the Board of Directors, any ~~member~~shareholder may pay to the Company any amount not yet payable in respect of his shares, and the Board of Directors may approve the payment of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 13 shall derogate from the right of the Board of Directors to make any call before or after receipt by the Company of any such advance.

14.	Forfeiture and Surrender

(a)          If any ~~member~~shareholder fails to pay any amount payable in respect of a call, or interest thereon as provided for herein, on or before the day fixed for payment of the same, the Company, by resolution of the Board of Directors, may at any time thereafter, so long as the said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made. Any expense incurred by the Company in attempting to collect any such amount or interest, including, inter alia, attorneys’ fees and costs of suit, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of the amount payable to the Company in respect of such call.

(b)          Upon the adoption of a resolution of forfeiture, the Board of Directors shall cause notice thereof to be given to such ~~member~~shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable within a period stipulated in the notice (which period shall not be less than fourteen (14) days and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to the expiration of such period, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall estop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c)          Whenever shares are forfeited as herein provided, all dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d)          The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e)          Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re- allotted or otherwise disposed of as the Board of Directors thinks fit.

(f)          Any ~~member~~shareholder whose shares have been forfeited or surrendered shall cease to be a ~~member~~shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 12(e) above, and the Board of Directors, in its discretion, may enforce the payment of such moneys, or any part thereof, but shall not be under any obligation to do so. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing by the ~~member~~shareholder in question (but not yet due) in respect of all shares owned by such ~~member~~shareholder, solely or jointly with another, and in respect of any other matter or transaction whatsoever.

(g)          The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it thinks fit, but no such nullification shall estop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 14.

15.	Lien

(a)          Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each ~~member~~shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and engagements arising from any cause whatsoever, solely or jointly with another, to or with the Company, whether the period for the payment, fulfillment or discharge thereof shall have actually arrived or not. Such lien shall extend to all dividends from time to time declared in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b)          The Board of Directors may cause the Company to sell any shares subject to such lien when any such debt, liability or engagement has matured, in such manner as the Board of Directors may think fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such ~~member~~shareholder, his executors or administrators.

(c)          The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such ~~member~~shareholder (whether or not the same have matured), or any specific part of the same (as the Company may determine), and the residue (if any) shall be paid to the ~~member~~shareholder, his executors, administrators or assigns.

16.	Sale after Forfeiture or Surrender or in Enforcement of Lien

Upon any sale of shares after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint some person to execute an instrument of transfer of the shares so sold and cause the purchaser’s name to be entered in the Register of ~~Members~~Shareholders in respect of such shares, and the purchaser shall not be bound to see to the regularity of the proceedings, or to the application of the purchase money, and after his name has been entered in the Register of ~~Members~~Shareholders in respect of such shares, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

17.	Redeemable Shares

               The Company may, subject to applicable law, issue redeemable shares and redeem the same.

18.	[reserved]

TRANSFER OF SHARES

19.	Effectiveness and Registration

No transfer of shares shall be registered unless a proper instrument of transfer (in form and substance satisfactory to the Board of Directors) has been submitted to the Company or its agent, together with any share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Until the transferee has been registered in the Register of ~~Members~~Shareholders in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof. The Board of Directors, may, from time to time, prescribe a fee for the registration of a transfer.

20.	Record Date for General Meetings

                Notwithstanding any provision to the contrary in these Articles, for the determination of the ~~members~~shareholders entitled to receive notice of and to participate in and vote at a General Meeting, or to express consent to or dissent from any corporate action in writing, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of shares of the Company, the Board of Directors may fix (or authorize the officer(s) to fix), in ~~advance, a record date, which, subject to applicable law, shall not be earlier than ninety (90) days prior to the General Meeting or other action, as the case may be.~~accordance with the Companies Law. No persons other than holders of record of shares as of such record date shall be entitled to notice of and to participate in and vote at such General Meeting, or to exercise such other right, as the case may be. A determination of ~~members~~shareholders of record with respect to a General Meeting shall apply to any adjournment of such meeting, provided that the Board of Directors may fix a new record date for an adjourned meeting.

TRANSMISSION OF SHARES

21.	Decedents’ Shares

(a)          In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 21(b) have been effectively invoked.

(b)          Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title), shall be registered as a ~~member~~shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

22.	Receivers and Liquidators

(a)          The Company may recognize the receiver or liquidator of any corporate ~~member~~shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any ~~member~~shareholder, as being entitled to the shares registered in the name of such ~~member~~shareholder.

(b)          The receiver or liquidator of a corporate ~~member~~shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any ~~member~~shareholder, or the executor in case of a deceased shareholder, upon producing such evidence as the Board of Directors may deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a ~~member~~shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

GENERAL MEETINGS

23.	Annual General Meeting

An Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place either within or ~~without~~outside the State of Israel as may be determined by the Board of Directors.

24.	Extraordinary General Meetings

All General Meetings other than Annual General Meetings shall be called “Extraordinary General Meetings.” Annual and Extraordinary General Meetings shall be referred to collectively as “General Meeting(s)”. The Board of Directors may, whenever it thinks fit, convene an Extraordinary General Meeting at such time and place, within or without the State of Israel, as may be determined by the Board of Directors, ~~and~~or as shall be obliged to do so upon a requisition in writing in accordance with ~~Sections 63(b)(1) or (2) and 63(c) of~~ the Companies Law.

25.	Notice of General Meetings

The Company shall publish a notice of a General Meeting ~~at least twenty one (21) days~~ prior to a General Meeting ~~or more, if and to the extent and in the manner~~, as required by ~~applicable law.~~the Companies Law. Notwithstanding the provisions of the Israeli Companies Regulations (Publication of Notice of General Meeting and Class Meeting in a Public Company~~) –~~), 2000, the Company shall not be required to deliver the notice to shareholders. The accidental omission to give notice of a ~~meeting~~General Meeting to any ~~member~~shareholder or the non -receipt of notice of a General Meeting by one of the ~~members~~shareholders shall not invalidate the proceedings at any ~~meeting~~such General Meeting. A shareholder shall be permitted to publish a notice of a General Meeting or issue a proxy card only in the circumstances mentioned under Section 64 of the Companies Law.

25A.1.          Shareholder Proposal

(a)          Any shareholder or shareholders of the Company who is/are entitled to request, according and to the extent set forth under the Companies Law, that the Board of Directors include a matter on the agenda of a General Meeting (the “Proposing Shareholder(s)”), shall have the right to request that the Board of Directors shall include a matter on the agenda of a General Meeting, provided that the Board determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”).

(b)          The Proposal Request must comply with the requirements of and the timeline set by, these Articles, the Companies Law, and any applicable law. The Proposal Request must be in writing, signed by all the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Secretary (if serving), the Chief Executive Officer, and the Chairman of the Company. The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above.

(c)           In addition to any information required to be included under any applicable law, a Proposal Request must include the following: (i) the name, address, telephone number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be)  and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company and the Board of Directors of the record holding of such shares by the Proposing Shareholder(s) as of the date of the Proposal Request, which complies with the Companies Law, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the General Meeting; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter and all supporting documentation, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting, (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other Person(s) (naming such Person or Persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous thirty six (36) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such matter, if any, has been provided to the Company.

(d)        The Board of Directors, may, to the extent it deems necessary in its reasonable discretion, (a) request that the Proposing Shareholder(s) provide additional information and supporting documentation necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require and (b) revise the matter’s text as set forth under sub-item (c)(iii) above, to comply with the Companies Law.

A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit from security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

25A2.          The provisions set out in Article 25A1 shall apply to any shareholder or shareholders of the Company who is/are entitled to request, according and to the extent set forth under the Companies Law, that the Board of Directors convene an Extraordinary General Meeting, mutatis mutandis.

PROCEEDINGS AT GENERAL MEETINGS

26.	Quorum

(a)          Two or more ~~members~~shareholders (not in default in payment of any sum referred to in Article 32(a) hereof), present in person or by proxy and holding shares conferring in the aggregate ~~twenty-five~~at least thirty-three percent (~~25~~33%) of the voting power of the Company (subject to rules and regulations, if any, applicable to the Company), shall constitute a quorum at General Meetings. No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present when the meeting proceeds to business.

              (b)          If within an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon requisition under Sections 63(b)(1) or (2), 64 or 65 of the Companies Law, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any two (2) ~~members~~shareholders (not in default as aforesaid) present in person or by proxy, shall constitute a quorum (subject to rules and regulations, if any, applicable to the Company).

(c)          The Board of Directors may determine, in its discretion, the matters that may be voted upon at the ~~meeting~~General Meeting by proxy in addition to the matters listed in Section 87(a) to the Companies Law.

27.	Chairman

The Chairman, if any, of the Board of Directors, or any other Director or Office Holder of the Company which may be designated for this purpose by the Board of Directors, shall preside as Chairman at every General Meeting of the Company. If there is no such Chairman, or if at any ~~meeting~~General Meeting such Chairman is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the ~~members~~shareholders present shall choose someone of their number to be Chairman. The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or such proxy).

28.	Adoption of Resolutions at General Meetings

(a)          Unless otherwise indicated herein, a Shareholders Resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

(b)           ~~A Shareholders Resolution approving a merger (as defined in the Companies Law) of the Company shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon.~~

~~(c~~

(b)  Every question submitted to a General Meeting shall be decided by a show of hands, but if a written ballot is demanded by any ~~member~~shareholder present in person or by proxy and entitled to vote at the meeting, the same shall be decided by such ballot. A written ballot may be demanded before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot. The demand for a written ballot may be withdrawn at any time before the same is conducted, in which event another ~~member~~shareholder may then demand such written ballot. The demand for a written ballot shall not prevent the continuance of the meeting for the transaction of business other than the question on which the written ballot has been demanded.

(~~d~~c)  A declaration by the Chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minute book of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

29.	Resolutions in Writing

A resolution in writing signed by all ~~members~~shareholders of the Company then entitled to attend and vote at General Meetings or to which all such ~~members~~shareholders have given their written consent (by letter, facsimile telecopier, telegram, telex or otherwise), or their oral consent by telephone (provided that a written summary thereof has been approved and signed by the Chairman of the Board of Directors of the Company) shall be deemed to have been unanimously adopted by a General Meeting duly convened and held.

30.	Power to Adjourn

(a)          The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

(b)          It shall not be necessary to give any notice of an adjournment, whether pursuant to Article 26(b) or Article 30(a), unless the meeting is adjourned for thirty (30) days or more in which event notice thereof shall be given in the manner required for the meeting as originally called.

31.	Voting Power

Subject to the provisions of Article 32(a) and subject to any provision hereof conferring special rights as to voting, or restricting the right to vote, every ~~member~~shareholder shall have one vote for each share held by him of record, on every resolution, without regard to whether the vote hereon is conducted by a show of hands, by written ballot or by any other means.

32.	Voting Rights

(a)          No ~~member~~shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls and other sums then payable by him in respect of his/her/its shares in the Company have been paid, but this Article shall not apply to separate General Meetings of the holders of a particular class of shares pursuant to Article 6(b).

(b)          A company or other corporate body being a member of the Company may, by resolution of its directors or any other managing body thereof, authorize any person to be its representative at any meeting of the Company. Any person so authorized shall be entitled to exercise on behalf of such ~~member~~shareholder all the power which the latter could have exercised if it were an individual shareholder. Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to him.

(c)          Any ~~member~~shareholder entitled to vote may vote either personally or by proxy (who need not be a ~~member~~shareholder of the Company), or, if the ~~member~~shareholder is a company or other corporate body, by a representative authorized pursuant to Article 32(b).

              (d)          If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names stand in the Register of ~~Members~~Shareholders.

PROXIES

33.	Instrument of Appointment

(a)          The instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I                                   of
(Name of Shareholder)     Address of Shareholder)
being a        _________________ hereby appoint
 ~~member~~shareholde (Name of the Company)
r of________________of______________
(Name of Proxy)              (Address of Proxy)

as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the______day of _____, ~~19~~20  and at any adjournment(s) thereof.

Signed this          day of           , ~~19~~20 .

(Signature of Appointer)”

or in any usual or common form or in such other form as may be approved by the Board of Directors or required by applicable law. It shall be duly signed by the appointer or his duly authorized attorney or, if such appointer is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

               (b)          The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be delivered to the Company (at its Registered Office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) not less than twenty four (24) hours (or not less than forty eight (48) hours with respect to a meeting to be held outside of Israel) before the time fixed for the meeting at which the person named in the instrument proposes to vote, unless otherwise specified by the Board of Directors or required by applicable law.

34.	Effect of Death of Appointor or Revocation of Appointment

A vote cast pursuant to an instrument appointing a proxy shall be valid notwithstanding the previous death of the appointing ~~member~~shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the revocation of the appointment or the transfer of the share in respect of which the vote is cast, provided no written intimation of such death, revocation or transfer shall have been received by the Company or by the Chairman of the meeting before such vote is cast and provided, further, that the appointing ~~member~~shareholder, if present in person at said meeting, may revoke the appointment by means of a writing, oral notification to the Chairman, or otherwise; all of the above, unless otherwise specified by the Board of Directors or required by applicable law.

BOARD OF DIRECTORS

35.	Powers of Board of Directors

(a)	In General

The management of the business of the Company shall be vested in the Board of Directors, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do, and are not hereby or by applicable law required to be exercised or done by the Company in General Meeting. The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the Companies Law, ~~of~~any applicable law, these Articles and any ~~regulation or~~ resolution consistent with these Articles adopted from time to time by the Company in a General Meeting, provided, however, that no such ~~regulation or~~ resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such ~~regulation or~~ resolution had not been adopted.

(b)	Borrowing Power

The Board of Directors may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as it thinks fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.

(c)	Reserves

The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall think fit, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments, and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or redesignate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

36.	Exercise of Powers of Directors

(a)          A meeting of the Board of Directors at which a quorum is present (in person, by means of a conference call or any other device allowing each director participating in such meeting to hear all the other directors participating in such meeting) shall be competent to exercise all the authorities, powers and discretions vested in or exercisable by the Board of Directors.

(b)          A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon.

(c)          A resolution in writing signed by all Directors then in office and lawfully entitled to vote thereon ~~(as conclusively determined by the Chairman of the Audit Committee [“Va’adat Bikoret”], and in the absence of such determination - by the Chairman of the Board of Directors)~~ or to which all such Directors have given their consent (by letter, telegram, telex, facsimile telecopier or otherwise), or their oral consent by telephone (provided that a written summary thereof has been approved and signed by the Chairman of the Board of Directors of the Company) shall be deemed to have been unanimously adopted by a meeting of the Board of Directors duly convened and held.

37.	Delegation of Powers

(a)          The Board of Directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees, each consisting of two or more persons (all of whose ~~members~~shareholders must be Directors), and it may from time to time revoke such delegation or alter the composition of any such committee. Any Committee so formed (in these Articles referred to as a “Committee of the Board of Directors”), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

(b)          Without derogating from the provisions of Article 50, the Board of Directors may, subject to the provisions of the Companies Law, from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors may think fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and emoluments, of all such persons, and may require security in such cases and in such amounts as it thinks fit.

(c)          The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it thinks fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors may think fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

38.	Number of Directors

The Board of Directors shall consist of up to nine (9) directors but no less than five (5) directors ~~unless otherwise determined by Shareholder Resolution of the Company~~.

39.	Election and Removal of Directors

(a)          If at any time, the Company shall be required to appoint ~~independent or~~ external directors ~~such~~ as ~~a public director or directors of any other type as~~defined in the ~~may be required by law~~Companies Law (“External Directors”) such directors shall serve on the Board according to the number required by ~~law.~~the Companies Law. External Directors will be appointed and removed pursuant to and shall be governed by the relevant provisions of the ~~law~~Companies Law which applies to External Directors. If permitted by ~~applicable law,~~the Companies Law, such External Directors will be appointed by the Board.

(b)          The ~~members~~shareholders of the Board of Directors shall be called Directors, and other than External Directors (who will be chosen and appointed, and whose term will expire, in accordance with ~~applicable law~~the Companies Law), they shall be appointed in accordance with the provisions of this Article.

(c)          The Directors (other than the External Directors) shall be appointed by the Annual General Meeting and will serve for a term ending on the date of the third Annual General Meeting following the General Meeting at which such Director was elected, unless earlier terminated in the event of such director’s death, resignation or removal. .

               (d)          ~~Directors~~All directors (other than External Directors~~) appointed~~; in such case,  the ~~2012 Annual General Meeting, in which shareholders approve the amendment of the  Articles concerning the election and removal of directors (the "2012 Meeting"), shall~~External Directors may be appointed ~~for a term ending on the date of the third Annual General Meeting following the 2012 Meeting (the "2015 Meeting"). Directors appointed in~~at any Annual General Meeting ~~following the 2012  Meeting and prior to the 2015 Meeting, shall be appointed for a term ending on the date of the 2015 Meeting. From the 2015 Meeting and onwards, all directors (other than External Directors~~) shall be appointed together on the same Annual General meeting, subject to any earlier termination of service, which ~~shall~~may be filled with an appointment of a substitute director for the remainder of such three-year term.

              (e)          Subject to Section (g) below, a Director appointed by the Annual General Meeting shall commence serving at the conclusion of the Annual General Meeting in which he or she was appointed.

              (f)          Directors (other than External Directors) shall be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of Directors, and each Director shall serve, subject to Article 42 hereof, and according to the provisions of this Article 39. The shareholders shall be entitled at any Annual General Meeting to remove any Director(s) (other than external directors) from office prior to the lapse of its full term in office all subject to applicable law., provided that the shareholders shall be entitled to remove Director(s) from office for Cause at any General Meeting. For the purposes hereof “Cause” shall mean the occurrence of any of the circumstances listed under Sections 226-226A to the Companies Law.

                (g)          Notwithstanding anything to the contrary herein, the term of a Director may commence at a later date than the date of the Shareholder Resolution electing such Director, if so specified in such Shareholder Resolution.

(i)   Additional Nominee.

Any Proposing Shareholder requesting to include on the agenda of an Annual General Meeting a nomination of a Person to be proposed to the Shareholders for election as Director (such person, an “Additional Nominee”), may so request provided that it complies with these Articles (including Articles 25.A.1 and 25.A.2), the Companies Law, and any other applicable law . Unless otherwise determined by the Board, a Proposal Request relating to Additional Nominee is deemed to be a matter that is appropriate to be considered only at an Annual General Meeting in which Directors are to be appointed in accordance with the provisions of these Articles. The Proposal Request relating to an Additional Nominee shall include all the information and supporting documentation required pursuant to Articles 25.A.1 and 25.A.2, all the information and supporting documentation required to be included such Proposal Request in accordance with these Articles, the Companies Law and any other applicable law , and shall also include: (i) the name, address, telephone number, fax number and email address of the Additional Nominee and all citizenships and residencies of the Additional Nominee; (ii) a description of all arrangements, relations or understandings between the Proposing Shareholder(s) or any of its affiliates and each Additional Nominee, including any Derivative Transaction; (iii) a declaration signed by the Additional Nominee that he or she consents to be named in the Company’s notices and proxy materials relating to the Annual General Meeting, if provided or published, and, if elected, to serve on the Board of Directors and to be named in the Company’s disclosures and filings, (iv) a declaration signed by each Additional Nominee as required under the Companies Law and any other applicable law and listing rules and regulations for the appointment of such an Additional Nominee and an undertaking that all of the information that is required under law and listing rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Additional Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F, Form 10-K, Schedule 14A or any other applicable form or schedule prescribed by the U.S. Securities and Exchange Commission (the “SEC”); (v) a declaration made by the Additional Nominee of whether he or she meets the criteria for an independent director and/or External Director, if applicable, of the Company under the rules of the stock exchange on which the Company’s ordinary shares are then listed for trading, the Companies Law and/or under any applicable law, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law. In addition, the Proposing Shareholder shall promptly provide (prior to and as a condition to including any requested Additional Nominee on the agenda for the applicable Annual General Meeting) any other information reasonably requested by the Company. The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder pursuant to this Articles, and the Proposing Shareholder shall be responsible for the accuracy and completeness thereof.

40.	Qualification of Directors

No person shall be disqualified to serve as a Director by reason of his not holding shares in the Company or by reason of his having served as a Director in the past.

41.	Continuing Directors in the Event of Vacancies

In the event of one or more vacancies in the Board of Directors, as set forth under Articles 39(f) and 42, the continuing Directors may continue to act in every matter, and may temporarily fill any such vacancy until the next Annual General Meeting, provided, however, that if they number less than the minimum number provided for pursuant to Article 38 hereof, they may only act in an emergency, and may call ~~a~~an Annual General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least a majority of the number of Directors provided for pursuant to Article 38 hereof are in office as a result of said meeting.

42.	Vacation of Office

(a)          The office of a Director shall be vacated, ipso facto, upon his death, or if he be found lunatic or become of unsound mind, or if he becomes bankrupt, or, if the Director is a company, upon its winding-up.

(b)          The office of a Director shall be vacated by his written resignation. Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

43.	Remuneration of Directors

No Director shall be paid any remuneration by the Company for his services as Director except as may be approved by the Company in accordance with applicable law, except for reimbursement of expenses incurred in relation to travelling to board meetings, and except for grant of options to acquire the Company’s shares.

44.	Conflict of Interests

Subject to the provisions of the Companies Law, the Company may enter into any contract or otherwise transact any business with any Director in which contract or business such Director has a personal interest, directly or indirectly; and may enter into any contract of otherwise transact any business with any third party in which contract or business a Director has a personal interest, directly or indirectly.

45.	Alternate Directors

(a)          A Director may, by written notice to the Company, appoint a natural person who is not a Director as an alternate for himself (in these Articles referred to as “Alternate Director”), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever. Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for an indefinite period, and for all purposes.

(b)          Any notice given to the Company pursuant to Article 45(a) shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

(c)          An Alternate Director shall have all the rights and obligations of the Director who appointed him, provided, however, that he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides), and provided further that an Alternate Director shall have no standing at any meeting of the Board of Directors or any committee thereof while the Director who appointed him is present.

(d)          An Alternate Director shall alone be responsible for his own acts and defaults, and he shall not be deemed the agent of the Director(s) who appointed him.

(e)          The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 42, and such office shall ipso facto be vacated if the Director who appointed such Alternate Director ceases to be a Director.

PROCEEDINGS OF THE BOARD OF DIRECTORS

46.	Meetings

(a)          The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Board of Directors think fit. Notice of the meetings of the Board of Directors shall be given to each Director at the last address that the Director provided to the Company, or via telephone, facsimile or e-mail message; provided, however, that the Board of Directors may convene without giving such prior notice to all or any of the Directors, in circumstances permitted under the Companies Law.

(b)          The Chairman of the Board of Directors may, at any time, convene a meeting of the Board of Directors, provided that a notice shall be given to all other Directors a reasonable time prior to the time set for such meeting. Any Director who is not the Chairman of the Board of Directors, may at any time, and the Secretary, upon the request of such Director, shall, convene a meeting of the Board of Directors, provided a notice shall be given to all other Directors a reasonable time, but not less than four (4) days, prior to the time set for such meeting~~;.~~. Subject to the terms of the Companies Law, and without derogating from provision of the last paragraph of Article 46(a) above), the failure to give notice to a Director in the manner required hereby may be waived.

47.	Quorum

Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence of a majority of the Directors then in office who are lawfully entitled to participate in the meeting (as conclusively determined by the Chairman of the Audit Committee and in the absence of such determination - by the Chairman of the Board of Directors), but shall not be less than two.

48.	Chairman of the Board of Directors

The Board of Directors may from time to time elect one of its ~~members~~shareholders to be the Chairman of the Board of Directors, remove such Chairman from office and appoint another in its place. The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting, or if he is unwilling to take the chair, the Directors present shall choose one of their number to be the chairman of such meeting.

49.	Validity of Acts Despite Defects

Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

~~GENERAL MANAGER~~
 CHIEF EXECUTIVE
 OFFICER

50.	~~General Manager~~Chief Executive Officer

The Board of Directors may from time to time appoint one or more persons, whether or not Directors, as ~~General Manager~~Chief Executive Officer(s) of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) (including Managing Director, Director General or any similar or dissimilar title) and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to the provisions of the Companies Law and of any contract between any such person and the Company) fix his or their salaries and emoluments, remove or dismiss him or them from office and appoint another or others in his or their place or places.

MINUTES

51.	Minutes

(a)          Minutes of each General Meeting and of each meeting of the Board of Directors shall be recorded and duly entered in books provided for that purpose. Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereat.

(b)          Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facia evidence of the matters recorded therein.

DIVIDENDS

52.	Declaration and Payment of Dividends

Subject to the provisions of the Companies Law, the Board of Directors may from time to time declare, and cause the Company to pay, such dividend as may appear to the Board of Directors to be justified. The Board of Directors shall determine, and may authorize, subject to applicable law, any of its directors and/or officers to determine, the time for payment of such dividends and the record date for determining the shareholders entitled thereto.

53.	[Deleted]

54.	Amount Payable by Way of Dividends

Subject to the rights of the holders of shares with special rights as to dividends, any dividend paid by the Company shall be allocated among the ~~members~~shareholders entitled thereto in proportion to their respective holdings of the shares in respect of which such dividend is being paid.

55.	Interest

No dividend shall carry interest as against the Company.

56.	Payment in Specie

Upon the declaration of the Board of Directors, a dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by distribution of paid up shares, debentures or debenture stock of the Company or of any other companies, or in any one or more of such ways.

57.	Capitalization of Profits, Reserves etc.

Upon the resolution of the Board of Directors, the Company -

(a)          may cause any moneys, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly, in payment, in full or in part, of the uncalled liability on any issued shares or debentures or debenture stock; and

(b)          may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

58.	Implementation of Powers under Articles 56 and 57

For the purpose of giving full effect to any resolution under Articles 56 or 57, and without derogating from the provisions of Article 7(b) hereof, and subject to applicable law, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may issue fractional certificates, and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any ~~members~~shareholders upon the footing of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors.

59.	Deductions from Dividends

The Board of Directors may deduct from any dividend or other moneys payable to any ~~member~~shareholder in respect of a share any and all sums of money then payable by him to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other matter of transaction whatsoever.

60.	Retention of Dividends

(a)          The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b)          The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under Articles 21 or 22, entitled to become a ~~member~~shareholder, or which any person is, under said Articles, entitled to transfer, until such person shall become a ~~member~~shareholder in respect of such share or shall transfer the same.

61.	Unclaimed Dividends

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed. The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of seven (7) years from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company, provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company.

62.	Mechanics of Payment

Any dividend or other moneys payable in cash in respect of a share may be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such persons or to his/her bank account), or to such person and at such address as the person entitled thereto may by writing direct. Every such check or warrant shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such check or warrant shall be sent at the risk of the person entitled to the money represented thereby.

63.	Receipt from a Joint Holder

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

ACCOUNTS

64.	Books of Account

The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law. Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No ~~member~~shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by a Shareholders Resolution.

65.	Audit

At least once in every fiscal year the accounts of the Company shall be audited and the correctness of the profit and loss account and balance sheet certified by one or more duly qualified auditors.

66.	Auditors

The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law. The Audit Committee of the Company shall have the authority to fix, in its discretion, the remuneration of the auditor(s) for the auditing services.

BRANCH REGISTERS

67.	Branch Registers

Subject to and in accordance with the provisions of the Companies Law and to all orders and regulations issued thereunder, the Company may cause branch registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

RIGHTS OF SIGNATURE, STAMP AND SEAL

68.	Rights of Signature, Stamp and Seal

(a)          The Board of Directors shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company, and the acts and signature of such person(s) on behalf of the Company shall bind the Company insofar as such person(s) acted and signed within the scope of his or their authority.

(b)	The Company shall have at least one official stamp.

(c)          The Board of Directors may provide for a seal. If the Board of Directors so provides, it shall also provide for the safe custody thereof. Such seal shall not be used except by the authority of the Board of Directors and in the presence of the person(s) authorized to sign on behalf of the Company, who shall sign every instrument to which such seal is affixed.

NOTICES

69.	Notices

(a)          Any written notice or other document may be served by the Company upon any ~~member~~shareholder either personally, ~~or~~ by facsimile transmission, ~~or~~by email, by sending it by prepaid mail (airmail or overnight air courier if sent to an address on a different continent from the place of mailing~~)~~), or by other electronic means, addressed to such ~~member~~shareholder at his address as described in the Register of ~~Members~~Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents. Such designation may include a broker or other nominee holding shares at the instruction of the shareholder. Proof that an envelope containing a notice was properly addressed, stamped and mailed shall be conclusive evidence that notice was given. A declaration of an authorized person on behalf of the stock transfer agent of the Company or other distribution agent stating that a notice was mailed to a shareholder will suffice as proof of notice for purposes of this Article. Any written notice or other document may be served by any ~~member~~shareholder upon the Company by tendering the same in person to the Secretary or the ~~General Manager~~Chief Executive Officer of the Company at the principal office of the Company, or by facsimile transmission, or by email, or by sending it by prepaid registered mail (airmail or overnight air courier if posted outside Israel) to the Company at its Registered Address. Any such notice or other document shall be deemed to have been served (i) in the case of mailing, two (2) business days after it has been posted (five (5) business days if sent internationally), or when actually received by the addressee if sooner than two days or five days, as the case may be, after it has been posted; (ii) in the case of overnight air courier, on the third business day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner than three business days after it has been sent; (iii) in the case of personal delivery, on the date such notice was actually tendered in person to such ~~member~~shareholder (or to the Secretary or the General Manager);

(iv) in the case of facsimile transmission, on the date on which the sender receives automatic electronic confirmation by the recipient’s facsimile machine that such notice was received by the addressee., and (v) in the case of email, on the date when actually received by the addressee or one (1) business day following the day on which such notice was sent, the earlier to occur. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 69(a).

(b)          All notices to be given to the ~~members~~shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of ~~Members~~Shareholders, and any notice so given shall be sufficient notice to the holders of such share.

(c)          Any ~~member~~shareholder whose address is not described in the Register of ~~Members~~Shareholders, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

INSURANCE AND INDEMNITY

70.	Exculpation, Indemnity and Insurance

(a)          For purposes of these Articles, the term “Office Holder” shall mean every Director and every officer of the Company, including, without limitation, each of the persons defined as “Nosei Misra” in the Companies Law.

(b)          Subject to the provisions of the Companies Law, the Company may prospectively exculpate an Office Holder from all or some of the Office Holder’s responsibility for damage resulting from the Office Holder’s breach of the Office Holder’s duty of care to the Company.

(c)          Subject to the provisions of the Companies Law and the Israeli Securities Law, 5728- 1968 (the ~~"~~“Securities Law~~"),~~”), the Company may indemnify an Office Holder in respect of an obligation or expense specified below imposed on or incurred by the Office Holder in respect of an act performed in his capacity as an Office Holder, as follows:

(i)          a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;

(ii)          reasonable litigation expenses, including attorney’s fees, incurred by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority which concluded without the filing of an indictment against him and without the imposition of any financial liability in lieu of criminal proceedings, or which concluded without the filing of an indictment against him but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or in connection with a financial sanction (the phrases "proceeding concluded without the filing of an indictment" and "financial liability in lieu of criminal proceeding" shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law); and

(iii)	expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder in relation to a proceeding instituted against such Office Holder:

(1) pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority") of the Securities Law, or (2) pursuant to the provisions of Chapter H'4 ~~("~~(“Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee~~")~~”) of the Securities Law, or (3) pursuant to the provisions of Chapter I'1 ~~("~~(“Arrangement for the Avoidance of taking or Cessation of Proceedings, subject to Conditions~~")~~”) of the Securities Law; and

(iv)          reasonable litigation expenses, including attorneys’ fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent; and

(v)          Payment to an injured party, pursuant to section 52ND(a)(1)(a) of the Securities Law.

The Company may undertake to indemnify an Office Holder as aforesaid, (aa) prospectively, provided that, in respect of Article 70(c)(i), the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (bb) retroactively.

(d)          (1)  Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of all or part of the liability of any Office Holder imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, in respect of each of the following:

(i)	a breach of his duty of care to the Company or to another person;

(ii)          a breach of his duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company;

(iii)	a financial obligation imposed on him in favor of another person.

(2)          without derogating from the aforementioned, subject to the provision of the Companies Law and the Securities Law, the Company may also enter into a contract to insure an Office Holder, in respect of each of the following:

(i)          expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder in relation to a proceeding instituted against such Office Holder:
(1) pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority") of the Securities Law, or (2) pursuant to the provisions of Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") of the Securities Law, or (3) pursuant to the provisions of Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of Proceedings, subject to Conditions") of the Securities Law; and

(ii)          payment to an injured party, pursuant to section 52ND(a)(1)(a) of the Securities Law.

(e)          The provisions of Articles 70(a), 70(b) and 70(c) above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Audit Committee of the Company.

WINDING UP

71.	Winding Up

(a)          A resolution adopted in a General Meeting approved by ~~[~~75~~%]~~% of the voting shares represented at such meeting in person or by proxy is required to approve the winding up of the Company.

(b)          If the Company be wound up, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the ~~members~~shareholders shall be distributed to them in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made.

CERAGON NETWORKS LTD.

2024 EQUITY INCENTIVE PLAN

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1.	PURPOSE OF THE PLAN

This Equity Incentive Plan, as amended from time to time, shall be known as the Ceragon Networks Ltd. 2024 Equity Incentive Plan (the “Plan”). The Plan is intended to provide an incentive to retain, in the employment or procurement of service or directorship of Ceragon Networks Ltd. (the “Company”), and its worldwide Affiliates (as defined below), persons of training, experience, and ability, to attract new employees, directors or consultants whose services are considered valuable, to encourage the sense of proprietorship of such persons, and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to purchase shares in the Company pursuant to a Plan approved by the Board of Directors of the Company (the “Board”).

2.	DEFINED TERMS

For the purposes of the Plan, the following terms shall have the following meanings:

“102(b) Track Election” means the right of the Company to prefer either the “Capital Gain Track” (as set under Section 102(b)(2)/(3) of the Ordinance), or the “Ordinary Income Track” (as set under Section 102(b)(1) of the Ordinance), but subject to the provisions of Section 102(g) of the Ordinance.

“Affiliate” means, with respect to the Company, a Parent or a Subsidiary, provided that with respect to Israeli Participants and 102 Options such entity must be an entity which (i) is a Controlling Person of the Company, or (ii) any entity for which the Company is a Controlling Person, or (iii) any entity that is controlled by the same Controlling Person of the Company and such entity, provided however, that any affiliate must be an “employing company” within the meaning of such term in Section 102 of the Ordinance with respect to 102 Awards.

“Articles of Association” means the Articles of Association of the Company, as in effect from time to time.

“Award” means an Option or Share Award and/or any other Share-based award and/or other right or benefit granted to a Participant under the Plan.

“Award Agreement” means a written agreement between the Company and the Participant evidencing the grant of an Award, in such form as the Board or the Committee shall from time to time approve.

“Change in Board Event” shall mean any time at which individuals who, as of the date of adoption of this Plan by the Board (the “Effective Date”), constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board.

“Companies Law” shall mean the Israel Companies Law, 5759-1999, and the regulations promulgated thereunder, all as amended from time to time.

“Controlling Person” shall have the meaning ascribed to such definition under section 102(a) of the Ordinance, as may be amended from time to time.

“Employee” means any individual who is a common-law employee of the Company and the Affiliates and who is an “employee” within the meaning of Section 3401(c) of the Code (as defined below) and regulations issued thereunder. For the purposes of Section 102 of the Ordinance shall include an officer of the Company, but exclude a Controlling Person, as such definition may be amended from time to time under the Ordinance.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and all regulations, guidance and other interpretative authority issued thereunder.

“Expiration Date” means, subject to the provisions of Sections 11 and 12 of the Plan, (a) with respect to an Option, the date which is six (6) years from the “Date of Grant” (i.e., the date determined by the Board to be the effective date of grant of the Options, or, if the Board has not determined such effective date, the date of the resolution of the Board approving the grant of such Options; provided, however, that the Date of Grant shall not occur prior to the date on which the Company has obtained all approvals required in connection with the grant of such Options), or in the event of grant of ISOs, five (5) years from the Date of Grant in the case of an Option held by a Ten Percent Shareholder; and (b) with respect to a Share Award, the time on which such Share Award expires in accordance with Sections 11 and 12 of the Plan.

“Fair Market Value” shall mean, as of any date, the value of a Share or other securities, property or rights as determined by the Board, in its discretion, subject to the following: (i) if, on such date, the Shares are listed on any securities exchange, the average closing sales price per Share at which the Shares are principally traded  during the thirty (30) day calendar period preceding the subject date (utilizing all trading days during such 30 calendar day period), as reported in The Wall Street Journal or such other source as the Company deems reliable; (ii) if, on such date, the Shares are then quoted in an over-the-counter market, the average of the closing bid and asked prices for the Shares in that market during the thirty (30) day calendar period preceding the subject date (utilizing all trading days during such 30 calendar day period), as reported in The Wall Street Journal or such other source as the Company deems reliable; or (iii) if, on such date, the Shares are not then listed on a securities exchange or quoted in an over-the-counter market, or in case of any other securities, property or rights, such value as the Board, in its sole discretion, shall determine, with full authority to determine the method for making such determination and which determination shall be conclusive and binding on all parties, and shall be made after such consultations with outside legal, accounting and other experts as the Board may deem advisable; provided, however, that, if applicable, the Fair Market Value of the Shares shall be determined in a manner that is intended to satisfy the applicable requirements of and subject to Section 409A of the Code, and with respect to Incentive Stock Options, in a manner that is intended to satisfy the applicable requirements of and subject to Section 422 of the Code. The Board shall maintain a written record of its method of determining such value. If the Shares are listed or quoted on more than one established stock exchange or over-the-counter market, the Board shall determine which is the principal exchange or market and utilize the price of the Shares on that exchange or market (determined as per the method described in clauses (i) or (ii) above, as applicable) for the purpose of determining Fair Market Value.

“Israeli Participants” means Participants who are residents of the State of Israel or those who are deemed to be residents of the State of Israel for purposes of the payment of tax.

“Option(s)” means option(s) to purchase Shares granted hereunder.

“Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing a controlling interest in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

“Participant” means a person or entity to whom Awards are granted. Notwithstanding the foregoing, unless otherwise determined by the Committee, each Participant shall be an “employee” as defined in the General Instructions to Form S-8 Registration Statement under the Securities Act (or any successor form thereto) at the time the Award is granted to the Participant.

“Restricted Share(s)”– means a Share subject to certain restrictions, subject to the provisions of this Plan and the applicable Award Agreement.

“Restricted Share Unit(s)”– means a contingent right to be issued one Share upon the applicable vesting date, subject to the provisions of this Plan and the applicable Award Agreement.

“Service” means a Participant’s employment or engagement by or provision of services to the Company or an Affiliate, including without limitation in the capacity of a director or an officer. Service shall be deemed terminated upon the effective date of termination of the employment/engagement relationship. A Participant’s Service shall not be deemed terminated or interrupted solely as a result of a change in the capacity in which the Participant renders Service to the Company or an Affiliate (i.e., as an employee, officer, director, consultant, etc.); nor shall it be deemed terminated or interrupted due solely to a change in the identity of the specific entity (out of the Company and its Affiliates) to which the Participant renders such Service, provided that there is no actual interruption or termination of the continuous provision by the Participant of such Service to any of the Company and its Affiliates. Furthermore, a Participant’s Service with the Company or an Affiliate shall not be deemed terminated or interrupted as a result of any paid vacation, sick leave, paid maternity leave, infant care leave, medical emergency leave, military reserve duty, or other bona fide leave of absence taken by the Participant and approved by the Company or such Affiliate by which the Participant is employed or engaged, as applicable; provided, however, that if any such leave exceeds three (3) months, then on the first (1st) day following such three (3)-month period of such leave the Participant’s Service shall be deemed to have terminated unless the Participant’s right to return to Service with the Company or such Affiliate is secured by statute or contract. Notwithstanding the foregoing, unless otherwise designated by the Company or any Affiliate, as the case may be, or required by law, time spent in “leave of absence” (whether paid or unpaid) shall not be treated as time spent providing Service for the purposes of calculating accrued vesting rights under the vesting schedule of the Awards. Without derogating from the aforesaid, the Service of a Participant to an Affiliate shall also be deemed terminated in the event that such Affiliate for which the Participant performs Service ceases to fall within the definition of a “Affiliate” under this Plan, effective as of the date said Affiliate ceases to be such. In all other cases in which any doubt may arise regarding the termination of a Participant’s Service or the effective date of such termination, or the implications of absence from Service on vesting, the Board or Committee, in its discretion, shall determine whether the Participant’s Service has terminated and the effective date of such termination and the implications, if any, on vesting.

“Shares” means Ordinary Shares of the Company, par value NIS 0.01 per share.

“Share Award” means the issuance of a Share, Restricted Share or Restricted Share Unit to a Participant, subject to the provisions of this Plan and the applicable Award Agreement.

“Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing a controlling interest in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

“US Participants” means Participants who are residents of the United States or those who are deemed to be residents of the United States for purposes of the payment of tax.

3.	RESERVED SHARES

3.1
The Company has reserved sufficient authorized but unissued Shares for purposes of the Plan, subject to adjustment as provided in Sections 11 and 17 of the Plan. The aggregate number of Shares that may be issued under the Plan upon the exercise of ISOs (as defined below) shall not exceed the Authorized Share Limit (as amended from time to time and as adjusted pursuant to Sections 11 and 17).

3.2
Notwithstanding the aforesaid, in the event that any outstanding Awards granted hereunder shall for any reason expire or be canceled prior to its exercise or relinquishment in full, such number of expired or terminated Awards shall automatically increase the number of Shares available for allocation hereunder, and such increase shall not be deemed as amendment to this Plan. In addition, any Shares which are retained by the Company upon exercise of an Award in order to satisfy the exercise or purchase price for such Award or any withholding taxes due with respect to such exercise or purchase (including for example when effecting a "Net Exercise") shall be treated as not issued and shall continue to be available under the Plan. The Shares shall bear such rights and restrictions as set forth under the Articles of Association, as currently in effect and as may from time to time be amended or replaced in accordance with applicable law, without the consent of any Participants (notwithstanding anything else here to the contrary). Any Shares which may remain unissued, and which are not subject to outstanding Awards at the termination of the Plan shall cease to be reserved for the purpose of the Plan, but until termination of the Plan the Company shall at all times reserve a sufficient number of Shares to meet the requirements of the Plan. Should any Award for any reason expire or be canceled prior to its exercise or relinquishment in full, the Shares therefore subject to such Award may again be subjected to an Award under the Plan.

3.3
Awards granted hereunder to US Participants may or may not contain such terms as will qualify such Awards as “incentive stock options” (“ISOs”) within the meaning of Section 422(b) of the United States Internal Revenue Code of 1986, as amended (the “Code”). Awards that do not contain terms that will qualify them as ISOs shall be referred to herein as “non-qualified stock options” (“NQSOs”). Each Award Agreement shall state whether such Award will or will not be treated as an ISO. Any ISO granted under this Plan shall contain such terms and conditions, consistent with this Plan, as the Company may determine to be necessary to qualify such Award as an “incentive stock option” under Section 422 of the Code and no ISO shall be granted unless such Award, when granted, qualifies as an “incentive stock option” under Section 422 of the Code. Any ISO granted under the Plan may be modified by the Company to disqualify such Award from treatment as an “incentive stock option” under Section 422 of the Code.

3.4
Awards granted hereunder to Israeli Participants may or may not contain such terms as will qualify such Awards for the special tax treatment under Section 102(b) of the Israeli Tax Ordinance (New Version), 5721-1961, as amended (the “Ordinance”), and the Income Tax Rules (Tax Benefits in Share Issuances to Employees) 5763-2003 (the “Rules”) (“102 Awards”) and may be granted in one of the following tax tracks, subject to any applicable restrictions and limitations as provided in applicable law regarding the eligibility of Israeli Participants to each of the following tax tracks, based on their relationship towards the Company:

(a)
“102(b) Award” – an Award granted through a trustee and intended to qualify, under the provisions of Section 102(b) of the Ordinance, as either “Capital Gain Award” for the special tax treatment under Section 102(b)(2)/(3) of the Ordinance pursuant to which income resulting from the sale of shares derived from Capital Gain Awards is taxed as capital gain, or “Ordinary Income Award” for the special tax treatment under Section 102(b)(1) of the Ordinance pursuant to which income resulting from the sale of shares derived from Ordinary Income Awards is taxed as ordinary income.

(b)	“Other 102 Award” – an Award granted under the terms of Section 102 of the Ordinance, excluding Section 102(b) Awards.

(c)	“3(i) Award” – an Award granted under the terms of Section 3(i) of the Ordinance to persons which do not qualify as “employees” under the provisions of Section 102 of the Ordinance.

3.5
This Plan contemplates issuances to Participants in various jurisdictions and under various tax regimes with respect to which the Board or the Committee (as defined below) is empowered, but is not required, to make the requisite adjustments in this Plan and set forth the relevant conditions in a Sub-Plan to this Plan or in the Company’s agreement with the Participant in order to comply with the requirements of such other tax regimes. Awards granted to non-Israeli and non US Participants, shall be granted in accordance with the applicable laws of each Participant’s nationality state and/or in accordance with the terms and conditions set forth in its respective Award Agreement as prescribed by the Board or the Committee.

3.6
With respect to 102 Awards, if and to the extent any action or the exercise or application of any provision hereof or authority granted hereby is conditioned or subject to obtaining a ruling or tax determination from the Israeli Tax Authority (“ITA”), to the extent required by applicable law, then the taking of any such action or the exercise or application of such section or authority with respect to 102 Awards shall be conditioned upon obtaining such ruling or tax determination, and, if obtained, shall be subject to any condition set forth therein; it being clarified that there is no obligation to apply for any such ruling or tax determination (which shall be in the sole discretion of the Committee) and no assurance is made that if applied any such ruling or tax determination will be obtained (or the conditions thereof).

4.	ADMINISTRATION OF THE PLAN

4.1
To the extent permitted under applicable law, the Company’s Articles of Association and any other governing document of the Company, this Plan shall be administered by a committee established or appointed by the Board (the “Committee”). In the event that the Board does not appoint or establish a committee to administer this Plan, or if otherwise required by applicable law, this Plan shall be administered by the Board. In the event that an action necessary for the administration of this Plan is required under applicable law to be taken by the Board without the right of delegation, or if such action or power was explicitly reserved by the Board in appointing, establishing, and empowering the Committee, then such action shall be so taken by the Board. Even if such a Committee was appointed or established, the Board may take any actions that are stated to be vested in the Committee, and shall not be restricted or limited from exercising all rights, powers and authorities under this Plan or applicable law. All references herein to the Committee shall be construed as references to the Board to the extent that the Board is administering the Plan or otherwise taking any actions that are stated to be vested in the Committee. Subject to applicable laws, any member of such Committee shall be eligible to receive Awards under the Plan while serving on the Committee, unless otherwise specified herein.

4.2
Subject to the provisions of applicable law and the Articles of Association, the Board or the Committee shall have full power and authority to (i) designate participants in the Plan; (ii) approve the form(s) of agreement(s) used under the Plan; (iii) determine the terms and provisions of respective Award Agreements (which need not be identical) including, but not limited to, the number of Shares to be covered by each Award, the vesting schedule, any restrictions, provisions concerning the time or times when, and the extent to which, the Awards may be exercised, the payment method, the method for satisfaction of any tax withholding obligation arising in connection with the Awards or such Shares, or other terms and conditions of the Award; (iv) modify or amend any terms of the Awards, taking into account market best practices and ISS policy guidelines including without limitation, the exercise period (including extending the time for exercising any Option, but not beyond the original ten-year term), vesting schedule (including the acceleration of the right of a Participant to exercise, in whole or in part, any previously granted Award) and the exercise price (provided that discounts, if any, may be mitigated by performance criteria); (v) determine the Fair Market Value of the Shares in accordance with Section 2 above; (vi) designate the specific tax classification of the Awards, including as Ordinary Income Awards, as Capital Gain Awards, as Other 102 Awards, as 3(i) Awards, as ISOs or as NQSO; (vii) interpret the provisions and supervise the administration of the Plan; (viii) amend the Plan from time to time in order to qualify for tax benefits applicable under U.S. and Israel laws; (ix) adopt and administer sub-plans, including without limitation the determination, if the Board sees fit to so determine, that to the extent any terms of such sub-plan are inconsistent with the terms of this Plan, the terms of such sub-plan shall prevail; (x) make a 102(b) Track Election (subject to the limitations set under Section 102(g) of the Ordinance); (xi) in order to fulfill the purposes of the Plan and without amending the Plan, to modify grants of Awards to Participants who are foreign nationals or employed outside of the United States of America or the State of Israel in order to recognize differences in local law, tax policies, or customs; and (xii) determine any other matter which is necessary or desirable for, or incidental to administration of the Plan. In determining the number of Shares covered by the Awards to be granted to each recipient, the Board or the Committee may consider, among other things, the nature of services provided by the recipient, the recipient’s salary and/or duration of his service or employment by the Company.

4.3
Subject to the provisions of the Articles of Association, all decisions and selections made by the Board or the Committee pursuant to the provisions of the Plan shall be made by a majority of its members except that no member of the Board or the Committee shall vote on, or be counted for quorum purposes, with respect to any proposed action of the Board or the Committee relating to any Award to be granted to that member. Any decision reduced to writing and signed by all of the members who are authorized to make such decision shall be fully effective as if it had been made by a majority at a meeting duly held.

4.4	The interpretation and construction by the Committee of any provision of the Plan or of any Award thereunder shall be final and conclusive unless otherwise determined by the Board.

4.5
Subject to the provisions of applicable law and the Articles of Association, each member of the Board or the Committee may be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the Plan unless arising out of such member’s own fraud or bad faith, to the extent permitted by applicable law, and in such amounts and subject to such conditions, as may be decided by the Board. Such indemnification, if applicable, shall be in addition to any rights of indemnification the member may have as a director or otherwise under the Articles of Association, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise.

5.	DESIGNATION OF PARTICIPANTS

5.1
The persons eligible for participation in the Plan as recipients of Awards shall include any employees, officers, directors and consultants of the Company or of any Affiliate of the Company provided however, that a US employee or consultant shall not be eligible to receive ISOs or NQSO hereunder unless such employee or consultant is a natural person, renders bona fide services to the Company or any Affiliate, and such services are not in connection with the offer or sale of securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities. The grant of an Award hereunder shall neither entitle the recipient thereof to participate nor disqualify him from participating in, any other grant of Awards pursuant to this Plan or any other equity incentive plan of the Company or any of its affiliates. Notwithstanding any provisions to the contrary herein, no ISO shall be granted to any individual otherwise eligible to participate in the Plan who is not an Employee of the Company or any Affiliate, on the date of granting of such ISO. No 102 Awards shall be granted to any individual who is not an Employee of the Company or of an Affiliate of the Company, or who otherwise would not qualify as an “employee” under Section 102(a) of the Ordinance.

6.	TRUSTEE FOR 102(B) AWARDS

6.1
The 102(b) Awards which shall be granted to Participants and/or any Shares issued upon exercise of any Options and/or any other Shares received subsequently following any realization of rights resulting from a 102(b) Award or rights resulting from Shares issued upon exercise of a 102(b) Award, shall be issued to a Trustee nominated by the Board and approved in accordance with the provisions of Section 102 of the Ordinance (the “Trustee”). The Board shall determine and approve the terms of engagement of the Trustee, and shall be authorized to designate from time to time a new Trustee and replace either of them at its sole discretion, and in the event of replacement of any existing Trustee, to instruct the transfer of all Awards and Shares held by such Trustee at such time to its successor. The 102(b) Awards and/or any Shares issued upon exercise of any Options will be held by the Trustee for the benefit of the Participants for a period of not less than the minimum period permitted by applicable law without disqualifying such 102(b) Awards from treatment under Section 102(b) of the Ordinance. The Trustee will hold such Awards or Shares resulting from the exercise thereof in accordance with the provisions of the Ordinance and the Rules promulgated thereunder, the trust agreement and any other instructions the Board may issue to him/it from time to time (so long as they do not contradict the Ordinance and the Rules promulgated thereunder). Thereafter, the Trustee will transfer the Awards or the Shares, as the case may be, to the Participant upon his/her demand, subject to any deduction or withholding required under the Ordinance, the Rules, or any other applicable law.

6.2
Anything to the contrary notwithstanding, the Trustee shall not release any 102(b) Awards which were not already exercised into Shares by the Participant or release any Shares issued upon exercise of such Awards prior to the full payment of the Participant’s tax liabilities arising from such Awards which were granted to him and/or any Shares issued upon exercise of such Awards.

6.3
Upon receipt of a 102(b) Award, the Participant will sign an Award Agreement which shall be deemed as Participant’s undertaking to exempt the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with the Plan, or any Award or Share granted to him thereunder.

6.4
Subject to applicable law, the Board shall be entitled to revise, amend or replace the terms of the trust agreement with the Trustee, to the extent that same (i) do not adversely affect any rights of Participant under any valid and outstanding Award, which are expressly provided for in the respective Award Agreement with such Participant, or (ii) is necessary or desirable in the light of any change or replacement of Section 102 of the Ordinance.

6.5
Any and all rights resulting from the 102(b) Awards and/or any Shares issued upon exercise of such Awards and/or any other Shares received subsequently following any realization of rights resulting from a 102(b) Award, shall be issued or distributed, as the case may be, to the Trustee and held thereby. Such rights will not be sold or transferred until the lapse of the minimum period permitted by applicable law, and such rights shall be subject to the taxation track which is applicable to such Share Awards or Shares issued pursuant to the exercise of Options hereunder. Notwithstanding the aforesaid, Shares issued pursuant to the exercise of 102(b) Awards hereunder or rights resulting from such 102(b) Awards may be sold or transferred, and the Trustee may release such Shares issued pursuant to the exercise of Options (or Share Awards) or rights from trust, prior to the lapse of the minimum period permitted by applicable law, provided however, that tax is paid or withheld in accordance with Section 102 of the Ordinance and/or Section 7 of the Rules, and/or any other provision in any other section of the Ordinance and any regulation, ruling, procedure and clarification promulgated thereunder, that will be relevant, from time to time.

6.6
Each Award Agreement evidencing 102(b) Awards shall include (i) an approval and acknowledgment by the Participant of the agreement of the Company with the Trustee (as may be amended from time to time), (ii) a declaration that the Participant is familiar with the provisions of Section 102 and the “Capital Gain Track” (if applicable) and (iii) an undertaking not to sell or transfer the Share Awards and/or the Shares issued pursuant to the exercise of Options prior to the lapse of the period in which the Options and/or such Shares are held in trust, unless the Participant pays all taxes, which may arise in connection with such sale and/or transfer (as provided in Section 6.5 above). Notwithstanding the above, if any such sale or transfer occurs during the restricted period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Participant.

7.	GRANT OF OPTIONS

7.1
Each Award Agreement shall state a number of the Shares to which the Option relates and the type of Option granted thereunder (an Ordinary Income Award, Capital Gain Award, Other 102 Award, a 3(i) Award, an ISO, an NQSO, a generally nonqualified option or other type of Award as applicable), the exercise price per Share, the vesting schedule to which such Option shall become exercisable the Expiration Date (as defined below), the exercise period, and may include other terms as determined by the Board. US Participants shall be eligible only for grants of ISOs and/or NQSOs. Notwithstanding any other provision of the Plan, the aggregate Fair Market Value (determined as of the date an ISO is granted) of the Shares with respect to which ISOs are exercisable for the first time by a Participant during any calendar year (under the Plan and any other “incentive stock option” plans of the Company or any Affiliates shall not exceed $100,000 (or such other amount as may be prescribed by the Code from time to time); provided, however, that if the exercisability or vesting of an ISO is accelerated as permitted under the provisions of this Plan and such acceleration would result in a violation of the limit imposed by this Section 7.1, such acceleration shall be of full force and effect but the number of Shares that exceed such limit shall be treated as having been granted pursuant to a NQSO; and provided, further, that the limits imposed by this Section 7.1 shall be applied to all outstanding ISOs (under the Plan and any other “incentive stock option” plans of the Company or any Affiliates in chronological order according to the dates of grant. In the event a Participant receives an Option intended to be an ISO which is subsequently determined not to comply with the requirements of the Code for ISOs, the Option shall be amended, if necessary, in accordance with the Code and applicable Treasury Regulations and rulings to preserve, as the first priority, to the maximum possible extent, the status of the Option as an ISO and to preserve, to the maximum possible extent, the number of Shares subject to the Option. Options may be granted at any time after this Plan has been approved by the Company, subject to any further shareholder approval required under Section 102 of the Ordinance or the Rules, in case of 102(b) Awards, or of the U.S. Treasury, in case of ISOs and other applicable law.

7.2
The exercise price of each Share subject to a new Option to be granted or any portion thereof shall be determined by the Board or the Committee in its sole and absolute discretion in accordance with applicable law, subject to any guidelines as may be determined by the Board from time to time. The exercise price per Share covered by each ISO and NQSO shall be not less than 100% of the Fair Market Value of the Company’s shares on the date the Option is granted; provided, however, that no ISO shall be granted to an individual otherwise eligible to participate in the Plan who owns (within the meaning of Section 424(d) of the Code), at the time the Option is granted, more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any Affiliates (a  “Ten Percent Shareholder”), unless, at the time such ISO is granted, the exercise price per Share subject to the Option is at least 110% of the Fair Market Value of a Share on the date such ISO is granted, and the ISO by its terms is not exercisable after the expiration of five (5) years from such date of grant.

7.3
Options shall be exercised by the Participant (a) by way of an exercise order submitted via the online service operated and maintained by the Company or any of its service providers, or (b) or in any other manner as the Committee shall prescribe from time to time. The notice shall specify the number of Shares with respect to which the Option is being exercised and shall include such other representations and agreements as required by the Company.

7.4
The exercise price shall be paid in full with respect to each Share, at the time of exercise and as a condition therefor, either (i) in cash, (ii) if the Company’s shares are listed for trading on any securities exchange or over-the-counter market, and if the Committee so determines, all or part of the exercise price and any withholding taxes may be paid by the delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Shares and to deliver all or part of the sales proceeds to the Company or the Trustee, (iii) to the extent applicable, by applying the Net Exercise mechanism set forth in Section 7.5 below, or (iv) in such other manner as the Committee shall determine, which may include procedures for cashless exercise. The application of Net Exercise mechanism with respect to any 102 Awards shall be subject to obtaining a ruling from the ITA, to the extent required by applicable law.

7.5
Notwithstanding the provisions of Sections 7.3 and 7.4 above, the Board or the Committee may determine (and, in the case of an ISO or a 102 Option, shall be determined at the time of grant) that in lieu of payment of the exercise price in cash, the Participant may elect to receive Shares equal to the aggregate value of the Options (or the portion thereof being exercised) by written notice of such election to the Company, in which event the Company shall issue to the Participant, for no additional consideration, that number of Shares computed using the following formula:

X =	Y (A – B)
A

Where

X =   The number of Shares to be issued to the Participant.

Y =   The number of Shares, as adjusted to the date of calculation, underlying the number of vested Options being exercised.

A =   The Fair Market Value of one (1) Share (on the exercise date).

B =   The exercise price.

Upon the completion of the calculation, if X is a negative number, then X shall be deemed to equal 0 (zero). The Company shall comply with Section 304 of the Companies Law or otherwise collect the aggregate par value of the Shares upon exercise, in a manner prescribed the Board.

7.6
Vesting of Options may be time-based or performance-based, in the discretion of the Committee and the Board. Unless otherwise prescribed by the Committee or the Board and specified in the Award Agreement, (a) the Options shall vest over a period of four (4) years (provided that in case of executives, the vesting commencement date shall not be earlier than 12 months prior to the Date of Grant) as follows: (i) 25% of the Shares underlying the Option shall vest upon the lapse of twelve (12) months as of the Date of Grant of the Options, and (ii) the remaining 75% of the Shares underlying the Option shall thereafter vest over the following three (3) year-period, such that an equal amount of such remaining Options, shall vest upon the lapse of each full three (3) months (in such three (3) years) (i.e. 100% of the Options will be vested after four (4) years, all provided that Participant continues to provide Service to the Company at each vesting date). Without derogating from the foregoing, the Board shall have the exclusive authority to accelerate the periods for exercising an Option, or to initially include an acceleration provision in an Award Agreement  (including a “double trigger” acceleration).

The Options may be exercised by the Participant in whole at any time or in part from time to time, to the extent that the Options become vested and exercisable, prior to the Expiration Date, and provided that, subject to the provisions of Section 11 below and unless the Board or Committee resolves otherwise, the Participant is providing Services to the Company or any of its Affiliates, at all times during the period beginning with the granting of the Option and ending upon the date of exercise.

8.	RESTRICTED SHARE UNITS

8.1
The Board or the Committee will determine to whom an offer will be made to purchase Restricted Share Units and the terms of such offer including the number of Restricted Share Units, the purchase price to be paid by the Participant (if any), the type of Award granted thereunder (whether an Ordinary Income Award, Capital Gain Award, Other 102 Award or a 3(i) Award), the restrictions to which Restricted Share Units are subject, and all other terms and conditions of the Share Award. The Restricted Share Units granted pursuant to the Plan, shall be evidenced by a written Award Agreement between the Company and the Participant, in such form as the Board or the Committee shall from time to time approve.

8.2
Vesting of Restricted Share Units may be time-based or performance-based, in the discretion of the Committee and the Board. Unless otherwise prescribed by the Committee or the Board and specified in the Award Agreement, (a) the Restricted Share Units shall vest over a period of four (4) years as follows: (i) 25% of the Shares underlying the Restricted Share Units shall vest upon the lapse of twelve (12) months as of the Date of Grant of the Restricted Share Units, and (ii) the remaining 75% of the Shares underlying the Restricted Share Units shall thereafter vest over the following three (3) year-period, such that an equal amount of such remaining Restricted Share Units, shall vest upon the lapse of each full three (3) months (in such three (3) years) (i.e. 100% of the Restricted Share Units will be vested after four (4) years, all provided that Participant continues to provide Service to the Company at each vesting date). Without derogating from the foregoing, the Board shall have the exclusive authority to accelerate the periods for the settlement of Restricted Share Units, or to initially include an acceleration provision in an Award Agreement (including a “double trigger” acceleration).

8.3
Restricted Share Units may be granted at any time after this Plan has been approved by the Company, subject to any further approval or consent required under Section 102 of the Ordinance or the Rules, in case of 102(b) Awards.

8.4
The Participant shall not possess or own any ownership rights in the Shares underlying the Restricted Share Units and no rights as a shareholder shall exist prior to the actual issuance of Shares in the name of the Participant. Following vesting of the Restricted Share Units, the Company shall issue Shares within reasonable time in the name of the Participant, subject to compliance with applicable law and payment of any tax liability associated with such issuance. The issuance of Shares upon vesting shall be subject to the payment of the par value of the Shares by the Participant (or otherwise compliance with Section 304 of the Companies Law).

8.5
Notwithstanding anything to the contrary set forth herein, any Restricted Share Units granted under this Plan that are not exempt from the requirements of Section  409A of the Code shall contain such restrictions or other provisions so that such Restricted Share Units will comply with the requirements of Section 409A of the Code, if applicable to the Participant. Such restrictions, if any, shall be determined by the Committee and contained in the Award Agreement evidencing such Restricted Share Units.

9.	RESTRICTED SHARES

9.1
The Board or the Committee will determine to whom an offer will be made to purchase Restricted Shares and the terms of such offer including the number of Restricted Shares, the purchase price to be paid by the Participant (if any), the type of Award granted thereunder (whether an Ordinary Income Award, Capital Gain Award, Other 102 Award or a 3(i) Award), the restrictions to which Restricted Shares are subject, and all other terms and conditions of the Share Award, subject to the following terms and conditions. The Restricted Shares granted pursuant to the Plan, shall be evidenced by a written Award Agreement between the Company and the Participant, in such form as the Board or the Committee shall from time to time approve.

9.2
Share Awards may be granted at any time after this Plan has been approved by the Company, subject to any further approval or consent required under Section 102 of the Ordinance or the Rules, in case of 102(b) Awards.

9.3
Beginning on the Date of Grant and subject to the execution of an Award Agreement and the payment of the purchase price for the Restricted Shares (if any), the Participant shall become a shareholder of the Company with respect to all Restricted Shares and shall have all of the rights of a shareholder, including the right to receive distributions made with respect to such shares, including regular cash dividends (except as otherwise provided by the Board); provided, however, that in the absence of a Board action to the contrary, any Shares or any other property (other than regular cash distributions) distributed as a dividend or otherwise with respect to any Restricted Shares as to which the restrictions have not yet lapsed shall be subject to the same restrictions as the shares covered by such Restricted Shares, as further detailed in the applicable Award Agreement. The issuance of Restricted Shares shall be subject to the payment of the par value of the Restricted Shares by the Participant (or otherwise compliance with Section 304 of the Companies Law).

9.4
The Participant shall not be permitted to transfer, sell, pledge, or otherwise dispose of Restricted Shares granted under the Plan prior to the lapse of the restrictions as detailed in the Award Agreement (the “Restriction Period”). If the Restriction Period expires without a prior forfeiture of the Restricted Shares, certificates for Shares attributable to such Restricted Shares shall be delivered to the Participant (or, if certificates were previously issued, replacement certificates shall be delivered upon return of the previously issued certificates). All legends shall be removed from said certificates at the time of delivery to the Participant, except as otherwise required by applicable law, applicable agreements to which the Participant is bound, or other limitations imposed by the Board. Notwithstanding the foregoing, actual certificates shall not be issued to the extent that book entry recordkeeping is used.

9.5
Subject to such exceptions as may be determined by the Committee, if the Participant’s continuous Service to the Company or any Affiliate thereof shall terminate (for any reason prior to the expiration of the Restriction Period of an Award or prior to the timely payment in full of the purchase price of any Restricted Shares), any Restricted Shares remaining subject to vesting or with respect to which the purchase price has not been paid in full, shall thereupon be forfeited, transferred to, and redeemed, repurchased or cancelled by, as the case may be, in any manner as set forth in Section 12.3(i) through (v), subject to applicable law and the Participant shall have no further rights with respect to such Restricted Shares.

9.6
Vesting of Restricted Shares may be time-based or performance-based, as described under Section 10 below, in the discretion of the Committee and the Board. Unless otherwise prescribed by the Committee or the Board and specified in the Award Agreement, (a) the Restricted Shares shall vest over a period of four (4) years (provided that in case of executives, the vesting commencement date shall not be earlier than 12 months prior to the Date of Grant) as follows: (i) 25% of the Restricted Shares shall vest upon the lapse of twelve (12) months as of the Date of Grant of the Restricted Shares, and (ii) the remaining 75% of the Restricted Shares shall thereafter vest over the following three (3) year-period, such that an equal amount of such remaining Restricted Shares, shall vest upon the lapse of each full three (3) months (in such three (3) years) (i.e. 100% of the Restricted Shares will be vested after four (4) years, all provided that Participant continues to provide Service to the Company at each vesting date). Notwithstanding, and unless otherwise prescribed by the Committee or the Board and specified in the Award Agreement, Performance Based Awards shall vest over a period of four (4) years (provided that in case of executives, the vesting commencement date shall not be earlier than 12 months prior to the Date of Grant), on an annual basis. Without derogating from the foregoing, the Board shall have the exclusive authority to accelerate the periods for exercising Restricted Shares, including Performance Based Awards, or to initially include an acceleration provision in an Award Agreement (including a “double trigger” acceleration).

10.	PERFORMANCE BASED AWARDS

10.1
Subject to the sole and absolute discretion and determination of the Board, the Board may decide to grant Awards under the Plan, the vesting of which shall be conditional upon the performance of the Company and/or a division or other business unit of the Company and/or upon the performance of the Participant, over such period and measured against such objective criteria as shall be determined by the Board and detailed in the Award Agreement (“Performance Based Awards”). In granting each Performance Based Award, the Board shall establish in writing the applicable performance period (“Performance Period”), performance formula (“Performance Formula”) and one or more performance goals which, when measured at the end of the Performance Period, shall determine on the basis of said Performance Formula the extent to which the Performance Based Awards have vested and become exercisable (collectively, the “Performance Conditions”). It is clarified that Performance Conditions may be determined for an Award either in addition to, or in substitution for, a vesting schedule.

10.2
After a Performance Based Award has been granted, the Board may, in appropriate circumstances and subject to any other approval required in order to comply with mandatory law (for example, shareholders’ approval), amend any Performance Condition, at its sole and absolute discretion. Without derogating from the above, if the Board determines that a change in the business, operations, corporate structure or capital structure of the Company or the manner in which the Company or an Affiliate conducts its business, or other events or circumstances render a Performance Condition to be unsuitable, the Board may modify such Performance Condition in whole or in part, as the Board deems appropriate. If a Participant is promoted, demoted or transferred to a different business unit or function during a Performance Period, the Board may determine that the Performance Condition or Performance Period are no longer appropriate and may: (i) adjust, change or eliminate the Performance Condition or the applicable Performance Period as it deems appropriate to make such conditions and period comparable to the initial conditions and period; or (ii) make a cash payment to the Participant in an amount determined by the Board. Performance Conditions shall not be automatically waived merely due to an event of a Transaction (as defined below) or any other adjustment under Section 11 below.

11.	ADJUSTMENTS; CORPORATE TRANSACTIONS

11.1
Upon the occurrence of any of the following described events, any Awards granted under the Plan to Participants shall be adjusted as hereafter provided (and with respect to Shares held by the Participant’s the applicable provisions below shall apply):

11.2
If the outstanding shares of the Company shall at any time be changed or exchanged by declaration of a share dividend, share split, consolidation of share capital, reclassification, combination or exchange of shares, recapitalization, distribution of bonus shares, or any other like event of the Company, then in such event, then the Committee shall make, without the need for a consent of any holder of an Award, such adjustments as determined by the Committee to be appropriate, in its discretion, in order to equitably adjust (i) the number and class of shares reserved and available for grants of Awards, (ii) the number and class of shares covered by outstanding Awards, (iii) the exercise price per share covered by any Award, (iv) the terms and conditions concerning vesting and exercisability and the term and duration of the outstanding Awards, (v) the type or class of security, asset or right underlying the Award (which need not be only that of the Company, and may be that of the surviving corporation or any affiliate thereof or such other entity party to any of the above transactions), and (vi) any other terms of the Award that in the opinion of the Committee should be adjusted. Any fractional shares resulting from such adjustment shall be treated as determined by the Committee, and in the absence of such determination shall be rounded to the nearest whole share, and the Company shall have no obligation to make any cash or other payment with respect to such fractional shares. No adjustment shall be made by reason of the distribution of subscription rights or rights offering to outstanding shares or other issuance of shares by the Company unless the Committee determines otherwise. The adjustments determined pursuant to this Section 11.2 (including a determination that no adjustment is to be made) shall be final, binding, and conclusive.

11.3
Notwithstanding anything to the contrary included herein, and subject to applicable law and the applicable accounting standards, in the event of a distribution of cash dividend by the Company to all holders of Shares, the Committee shall have the authority to determine, without the need for a consent of any holder of an Award, that the exercise price of any Award, which is outstanding and unexercised on the record date of such distribution, shall be reduced by an amount equal to the per Share gross dividend amount distributed by the Company, and the Committee may determine that the exercise price following such reduction shall be not less than the par value of a Share (if such Shares bear a par value), subject, in each case, to the approval of the Company’s shareholders. The application of this Section with respect to any 102 Awards shall be subject to obtaining a ruling from the ITA, to the extent required by applicable law and subject to the terms and conditions of any such ruling.

11.4
Anything herein to the contrary notwithstanding, in the event of (i) a sale of all or substantially all of the assets of the Company, or a sale (including an exchange) of all or substantially all of the shares of the Company, to any person, or a purchase by a shareholder of the Company or by an Affiliate of such shareholder, of all the shares of the Company held by all or substantially all other shareholders or by other shareholders who are not Affiliated with such acquiring party; (ii) a merger (including, a reverse merger, a reverse triangular merger and a share swap), consolidation, amalgamation, reorganization or like transaction of the Company with or into another corporation; (iii) a scheme of arrangement for the purpose of effecting such sale, merger, consolidation, amalgamation or other transaction; (iv) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company; (v) Change in Board Event; or (vi) such other transaction or set of circumstances that is determined by the Board, in its discretion, to be a transaction subject to the provisions of this Section 11.4, excluding any of the foregoing transactions in clauses (i) through (iv) if the Board determines that such transaction should be excluded from the definition hereof and the applicability of this Section 11.4 (each of the foregoing transactions, a “Transaction”), then, without derogating from the general authority and power of the Board or the Committee under this Plan, without the Participant’s consent and action and without any prior notice requirement, the Committee may make, in its sole and absolute discretion, any determination as to the treatment of Awards, as provided herein:

11.4.1
The surviving or the acquiring entity, as the case may be, or its respective parent company or subsidiary (the “Successor Entity”) in a Transaction may either assume the Company’s rights and obligations under outstanding Awards or substitute the outstanding Awards, without the Participant’s consent and action and without any prior notice requirement. For purposes of this Section 11.4.1, the outstanding Awards shall be deemed assumed or substituted by the Successor Entity if, following the consummation of the Transaction, the outstanding Awards confer the right to receive, for each share underlying any outstanding Awards immediately prior to the consummation of the Transaction, the same consideration (whether shares, cash or other securities, rights or property) to which an existing holder of a Share on the effective date of consummation of the Transaction was entitled; provided, however, that if the consideration to which such existing holder is entitled comprises of consideration other than or in addition to securities of the Successor Entity, then the Board may determine, with the consent of the Successor Entity, that the consideration to be received by the Participants for their outstanding Awards will comprise solely of securities of the Successor Entity equal in their market value to the per share consideration received by the holders of Shares in the Transaction.

11.4.2	In the event that the Successor Entity neither assumes nor substitutes all of the outstanding Awards of a Participant, the Board or Committee may in its sole discretion:

11.4.2.1
provide for the Participant to have the right to exercise the Award in respect of Shares covered by the Award which would otherwise be exercisable or vested, under such terms and conditions as the Committee shall determine, and the cancellation of all unexercised Awards (whether vested or unvested) upon or immediately prior to the closing of the Transaction, unless the Committee provides for the Participant to have the right to exercise the Award, or otherwise for the acceleration of vesting of such Award, as to all or part of the Shares covered by the Award which would not otherwise be exercisable or vested, under such terms and conditions as the Committee shall determine;

11.4.2.2
provide for the cancellation of each outstanding Award at or immediately prior to the closing of such Transaction, and if and to what extent payment shall be made to the Participant of an amount in, shares or other securities of the Company, the acquirer or of a corporation or other business entity which is a party to the Transaction, in cash or other property, in rights, or in any combination thereof, as determined by the Committee to be fair in the circumstances, and subject to such terms and conditions as determined by the Committee. The Committee shall have full authority to select the method for determining the payment (being the intrinsic (“spread”) value of the option, Black-Scholes model or any other method). Inter alia, and without limitation of the following determination being made in other circumstances, the Committee’s determination may provide that payment shall be set to zero if the value of the Shares is determined to be less than the exercise price (“out-of-the-money Options”), or in respect of Shares covered by the Award which would not otherwise be exercisable or vested, or that payment may be made only in excess of the exercise price; and/or

11.4.2.3	provide that the terms of any Award shall be otherwise amended, modified, or terminated, as determined by the Committee to be fair in the circumstances.

11.4.3
All Awards, whether vested or not, which are neither assumed, exchanged or substituted by the Successor Entity, nor exercised by the consummation of the Transaction, or canceled by the Board, shall expire effective as of the date of the consummation of the Transaction, whereupon they shall become null and void and shall no longer entitle the Participant to any right in or towards the Company or the Successor Entity.

11.4.4
The Board may determine: (i) that any payments made in respect of Awards shall be made or delayed to the same extent that payment of consideration to the holders of the Shares in connection with the Transaction is made or delayed as a result of escrows, indemnification, earn outs, holdbacks or any other contingencies or conditions; (ii) the terms and conditions applying to the payment made or payable to the Participant, including participation in escrow, indemnification, releases, earn-outs, holdbacks or any other contingencies; and (iii) that any terms and conditions applying under the applicable definitive transaction agreements shall apply to the Participant (including, appointment and engagement of a shareholders or sellers representative, payment of fees or other costs and expenses associated with such services, indemnifying such representative, and authorization to such representative within the scope of such representative’s authority in the applicable definitive transaction agreements).

11.4.5	The Committee may, determine to suspend the Participant’s rights to exercise any vested portion of an Award for a period of time prior to the signing or consummation of a Transaction.

11.4.6
Without limiting the generality of this Section 11, if the consideration in exchange for Awards in a Transaction includes any securities and due receipt thereof by any Participant (or by the Trustee for the benefit of such Participant) may require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (ii) the provision to any Participant of any information under the Securities Act or any other securities laws, then the Committee may determine that the Participant shall be paid in lieu thereof, against surrender of the Shares or cancellation of any other Awards, an amount in cash or other property, or rights, or any combination thereof, as determined by the Committee to be fair in the circumstances, and subject to such terms and conditions as determined by the Committee. Nothing herein shall entitle any Participant to receive any form of consideration that such Participant would be ineligible to receive as a result of such Participant’s failure to satisfy (in the Committee’s sole determination) any condition, requirement or limitation that is generally applicable to the Company’s shareholders, or that is otherwise applicable under the terms of the Transaction, and in such case, the Committee shall determine the type of consideration and the terms applying to such Participants.

11.4.7
Neither the authorities and powers of the Board under this Section 11.3, nor the exercise or implementation thereof, shall (i) be restricted or limited in any way by any adverse consequences (tax or otherwise) that may result to any holder of an Award, and (ii) as, inter alia, being a feature of the Award upon its grant, be deemed to constitute a change or an amendment of the rights of such holder under this Plan, nor shall any such adverse consequences (as well as any adverse tax consequences that may result from any tax ruling or other approval or determination of any relevant tax authority) be deemed to constitute a change or an amendment of the rights of such holder under this Plan, and may be effected without consent of any Participant and without any liability to the Company or any Affiliate, or to their respective officers, directors, employees and representatives, and the respective successors and assigns of any of the foregoing. The Committee need not take the same action with respect to all Awards or with respect to all Participants. The Committee may take different actions with respect to the vested and unvested portions of an Award. The Committee may determine an amount or type of consideration to be received or distributed in a Transaction which may differ as among the Participants, and as between the Participants and any other holders of shares of the Company.

11.4.8
Each Participant, upon executing an Award Agreement, shall be deemed to have authorized the Company and each of its officers and to have granted the Company and each of its officers an irrevocable power of attorney to execute in his/her behalf such instruments and documents mentioned in this Section 11.4. For the avoidance of doubt, the Board or the Committee may determine that each such Participant shall be required to execute the Transaction agreements applicable to each holder of shares or awards in the Company, and the Participant hereby agrees to comply with such requirements, and no additional consent of Participant or prior notice to Participant shall be required.

11.5
Notwithstanding the foregoing adjustments, any changes to ISOs pursuant to this Section 11 shall, unless the Company determines otherwise, only be effective to the extent such adjustments or changes do not cause a “modification” (within the meaning of Section 424(h)(3) of the Code) of such ISOs or adversely affect the tax status of such ISOs.

11.6
Notwithstanding the foregoing adjustments, any changes pursuant to this Section 11 to NQSOs or to any Awards that are subject to Section 409A of the Code shall, unless the Company determines otherwise, only be effective to the extent such adjustments or changes do not cause a “modification” (within the meaning of Code Section 409A (as defined below)) of such NQSOs or adversely affect the tax status of such NQSOs or other Awards.

12.	TERMINATION OF AWARDS; CONDITIONS OF ISSUANCE

12.1
Upon the termination of a Participant’s Service, for any reason whatsoever, any Awards granted in favor of such Participants which are not vested Awards, shall immediately expire and terminate and become null and void. Restricted Shares which have not yet completed the Restriction Period will be forfeited to the Company in accordance with Section 9 above.

12.2
Notwithstanding anything to the contrary in Sections 7.6 and 11 above, and unless otherwise prescribed by the Committee or the Board and specified in the Award Agreement, an Option may be exercised after the date of termination of Participant’s Service only with respect to the number of Options already vested and unexpired at the time of such termination according to the vesting and expiration periods of the Options set forth in this Plan, or under a different period prescribed by the Committee or by the Board and specified in Participant’s Award Agreement, provided however, that;

12.2.1.
such termination is without Cause (as defined below) and not the result of death or Disability in which case the Options shall be exercisable within the earlier of: (i) the Expiration Date of such Options; or (ii) not more than three (3) months from the effective date of such termination, unless the Participant is a director - in such case not more than eighteen (18) months from the effective date of such termination; or

12.2.2.
such termination is the result of death or Disability of the Participant, in which case the Options shall be exercisable within the earlier of: (i) the Expiration Date of such Options; or (ii) twelve (12) months from the effective date of such termination.

The term “Cause” shall mean: (i) conviction of a Participant for any felony involving moral turpitude or affecting the Company or the Affiliates; (ii) a serious breach of trust by a Participant, including but not limited to, theft, fraud, self-dealing and embezzlement of funds of the Company or its Affiliates; (iii) any breach of the Participant’s fiduciary duties or duties of care to the Company or any Affiliate; including, without limitation, disclosure of confidential information of such entity (including without limitation any disclosure of confidential information of the Company or any Affiliate or any breach of a non-competition undertaking); (iv) any conduct (other than conduct in good faith) reasonably determined by the Board to be materially detrimental to the Company or any Affiliate; (v) any other event classified under any applicable agreement between the Participant and the Company or the Affiliate, as applicable, as a “Cause” for termination or by other language of similar substance; (vi) a material breach by the Participant of the terms of any agreement between the Company and the Participant; and (vii) any other circumstance justifying termination or dismissal without severance payment according to Israeli law. For the avoidance of doubt, the determination as to whether a termination is for Cause for purposes of this Plan, shall be made in good faith by the Company and shall be final and binding on the Participant. If a Participant’s employment or consulting relationship with the Company is suspended pending an investigation of whether the Participant shall be terminated for Cause, all the Participant’s rights under any Award likewise shall be suspended during the investigation period and the Participant shall have no right to exercise any Option.

The term “Disability” shall mean a condition that renders an individual unable to engage in substantial gainful activity by reason of any medically determinable physical or mental impairment as determined by the Board or the Committee; provided, however, that the Board or the Committee has no obligation to investigate whether Disability exists unless the Participant or representative thereof puts the Company on notice within ninety (90) days after the Participant’s termination of Service.

12.3
Notwithstanding anything to the contrary contained herein or in the Articles of Association, and subject to applicable law, in the event of termination for Cause (whether the facts or circumstances that constitute such Cause occur prior to or after termination of Service), or if facts or circumstances arise or are discovered with respect to the Participant that would have constituted Cause, then all Awards theretofore granted to such Participant (whether vested or not) shall terminate and be subject to recoupment by the Company on the date of such termination (or on such subsequent date on which such facts or circumstances arise or are discovered, as the case may be) unless otherwise determined by the Committee, and any Shares issued upon exercise or (if applicable) vesting of Awards (including other Shares or securities issued or distributed with respect thereto, and including the gross amount of any proceeds, gains or other economic benefit the Participant actually or constructively receives upon receipt or exercise of any Award or the receipt or resale of any Shares underlying the Award), whether held by the Participant or by the Trustee for the Participant’s benefit, shall be deemed to be irrevocably offered for sale to the Company, any of its Affiliates or any person designated by the Company to purchase, at the Company’s election and subject to applicable law, either for no consideration, for the par value of such Shares (if such Shares bear a par value) or against payment of the exercise price previously received by the Company for such Shares upon their issuance, as the Committee deems fit, upon written notice to the Participant at any time prior to, at or after the Participant’s termination of Service. Such Shares or other securities shall be sold and transferred within 30 days from the date of the Company’s notice of its election to exercise its right. If the Participant fails to transfer such Shares or other securities to the Company, the Company, at the decision of the Committee, shall be entitled to forfeit or repurchase such Shares and to authorize any person to execute on behalf of the Participant any document necessary to effect such transfer, whether or not the share certificates are surrendered.

The Company shall have the right and authority to effect the above either by: (i) repurchasing all of such Shares or other securities held by the Participant or by the Trustee for the benefit of the Participant, or designate the purchaser of all or any part of such Shares or other securities, for the exercise price paid for such Shares, the par value of such Shares (if such Shares bear a par value) or for no payment or consideration whatsoever, as the Committee deems fit; (ii) forfeiting all or any part of such Shares or other securities; (iii) redeeming all or any part of such Shares or other securities, for the exercise price paid for such Shares, the par value of such Shares (if such Shares bear a par value) or for no payment or consideration whatsoever, as the Committee deems fit; (iv) taking action in order to have all or any part of such Shares or other securities converted into deferred shares entitling their holder only to their par value (if such Shares bear a par value) upon liquidation of the Company; or (v) taking any other action which may be required in order to achieve similar results; all as shall be determined by the Committee, at its sole and absolute discretion, and the Participant is deemed to irrevocably empower the Company or any person which may be designated by it to take any action by, in the name of or on behalf of the Participant to comply with and give effect to such actions (including, voting such shares, filling in, signing and delivering share transfer deeds, etc.).

12.4
Notwithstanding anything to the contrary herein, upon the issuance of a court order declaring the bankruptcy of a Participant, or the appointment of a receiver or a provisional receiver for a Participant over all of his/her assets, or any material part thereof, or upon making a general assignment for the benefit of his/her creditors, any outstanding Awards issued in favor of such Participant (whether vested or not) shall immediately expire and terminate and become null and void and shall entitle neither the Participant nor the Participant’s receiver, successors, creditors or assignees to any right in or towards the Company or any Affiliate in connection with the same, and all interests and rights of the Participant or the Participant’s receiver, successors, creditors or assignees in and to the same, shall expire.

12.5
In the event that the Company is liquidated or dissolved while unexercised or unsettled Awards remain outstanding under the Plan, then the Board shall have the right to resolve with respect to certain Participants that all or part of such Participants’ outstanding Awards may be exercised in full by the Participants as of immediately prior to the effective date of such liquidation or dissolution of the Company, without regard to the vesting terms thereof.

12.6
The holders of Awards shall not have any of the rights or privileges of shareholders of the Company unless and until, they become shareholders of the Company following exercise/settlement Awards and in case of Awards held by the Trustee, subject always to the provisions of Section 3 and 6 of the Plan.

12.7	Any form of Award Agreement authorized pursuant to this Plan may contain such other provisions as the Board may, from time to time, deem advisable.

12.8
An Award may not be converted into a fraction of a Share. In lieu of issuing fractional Shares, the Company shall convert any such fraction of an Award, which represents a right to receive 0.5 or more of a Share, to one Share and shall extinguish any such fraction of an Award, which represents a right to receive less than 0.5 of a Share without issuing any Shares.

12.9
Blackout Periods. In the event that the exercise period under Section 12.2.1 above, begins following the commencement of any Company trading blackout period pursuant to the Company’s Insider Trading Policy (referred to as a “Blackout Period”) such exercise period shall be extended automatically and shall conclude 14 days or three months, as the case may be, following the end of any such Blackout Period in accordance with this Section.

13.	PURCHASE FOR INVESTMENT

13.1
The Company’s obligation to issue Share Awards or Shares upon exercise of an Option granted under the Plan is expressly conditioned if so required under the applicable law, and as supported by the opinion of the Company’s counsel, upon the following terms: (a) the Company’s completion of any registration or other qualifications of such Shares under any applicable law, rulings or regulations or (b) representations and undertakings by the Participant (or his legal representative, heir or legatee, in the event of the Participant’s death) to assure that the sale of the Shares complies with any registration exemption requirements which the Company in its sole discretion shall deem necessary or advisable. Such required representations and undertakings may include representations and agreements that such Participant (or his legal representative, heir, or legatee): (x) is purchasing such Shares for investment and not with any present intention of selling or otherwise disposing thereof; and (y) agrees to have placed upon the face and reverse of any certificates evidencing such Shares a legend setting forth (i) any representations and undertakings which such Participant has given to the Company or a reference thereto, (ii) that, prior to effecting any sale or other disposition of any such Shares, the Participant must furnish to the Company an opinion of counsel, satisfactory to the Company, that such sale or disposition will not violate the applicable requirements of State and federal laws and regulatory agencies, and (iii) any other legend deemed reasonably necessary or appropriate by the Company.

14.	DIVIDENDS

14.1
It is hereby clarified that a Participant which has not exercised its Options into Shares, shall not, by virtue of this Plan, or the applicable Award Agreement or any Option granted to the Participant, have any of the rights or privileges of a shareholder with respect to the Shares underlying the Options, until the Options have been exercised. In addition, the Participant shall not be deemed to be a class of shareholders or creditors of the Company for the purpose of all applicable law, until registration of the Participant as holder of such Shares in the Company’s register of shareholders upon exercise of the Options in accordance with the provisions of the Plan.

14.2
With respect to all Shares (in contrast to Options not exercised into Shares) issued to a Participant under this Plan, the Participant shall be entitled to receive dividends in accordance with the quantity of such Shares, and subject to any applicable taxation on distribution of dividends. Notwithstanding the foregoing, in the absence of a Board action to the contrary, any Shares or any other property (other than regular cash distributions) distributed as a dividend or otherwise with respect to any Restricted Shares as to which the restrictions have not yet lapsed shall be subject to the same restrictions as the shares covered by such Restricted Shares, as further detailed in the applicable Award Agreement.

14.3
During the period in which Shares, issued to the Trustee on behalf of a Participant upon exercise of a 102(b) Award, are held by the Trustee, the cash dividends paid with respect thereto may be paid directly to the Participant; all subject to the provisions of applicable law and Section 6 above.

15.	TRANSFERABILITY OF AWARDS

15.1
Other than by will or laws of descent, no Award, whether fully paid or not, shall be assignable, transferable, or given as collateral or any right with respect to them given to any third party whatsoever, and during the lifetime of the Participant each and all of such Participant’s rights to purchase Shares hereunder shall be exercisable only by the Participant. Notwithstanding the foregoing, however, to the extent permitted by the Board in its sole discretion, an NQSO may be transferred by the Participant to a revocable trust or to one or more family members or a trust established for the benefit of the Participant and/or one or more family members to the extent permitted by Rule 701 of the United States Securities Act of 1933, as amended (the “Securities Act”) and Section 260.140.41(c) of Title 10 of the California Code of Regulations (to the extent applicable).

15.2
Shares issued under Share Awards or following the exercise of the Options into Shares shall be transferable; provided, however, that Shares may be subject to applicable securities regulations, market stand-off provisions, lock up periods, and such other conditions and restrictions as may be included in the Company’s Articles of , any shareholders’ agreement to which the holders of Shares are bound, the Plan, any applicable sub-plan, the Award Agreement, and/or any conditions and restrictions included in the Company’s securities law compliance manual/insider trade policy, or similar document, if any, all as determined by the Board at its sole discretion.

15.3
Subject to any other restriction as to transferability of the Shares and/or Options provided hereunder, and for the avoidance of any doubt, any Shares sold or transferred by Participant in accordance with the provisions hereunder shall be held by transferee and/or his successors, executors, administrators and assigns (each, “Transferee”) subject to the terms and conditions hereof, and any restrictions, obligations and/or waivers which apply to the Participant  shall apply, mutatis mutandis, also to such Transferee.

16.	TERM OF THE PLAN

The Plan shall become effective on the date that it is adopted by the Board. Subject to Section 17 below the Plan shall terminate at the end of ten (10) years from such day of adoption provided, however, that Awards theretofore issued under an applicable Award Agreement may extend beyond such date in accordance with their terms. No ISO grant shall be effective unless the Plan shall have been approved by the shareholders of the Company within twelve (12) months after this Plan is adopted by the Board.

17.	AMENDMENTS OR TERMINATION

17.1
The Board may, at any time and from time to time, amend, alter or discontinue the Plan, except that no amendment or alteration shall be made which would impair the rights of the holder of any Award granted, if and to the extent such rights are specifically set forth under the applicable Award Agreement, without such Participant’s consent.

17.2
Additionally, the following changes to the Plan shall be made subject to the approval of the shareholders of the Company, if such approval is required and necessary to satisfy (i) with regard to ISOs, any requirements under the Code relating to ISOs, (ii) any applicable law, regulation or rule, or (iii) any provision specified under the Articles of Association:

(a)	except as is provided in Section 11, increase the maximum number of Shares which may be sold or awarded under the Plan;

(b)	except as is provided in Section 11 decrease the minimum Option exercise price requirements under the Plan;

(c)	change the class of persons eligible to receive Awards under the Plan; or

(d)	extend the duration of the Plan under Section 16 or the period during which ISOs may be exercised under Section 7.

17.3
Notwithstanding any provision of this Plan to the contrary, the Company (and the Participant) intends that this Plan shall satisfy the applicable requirements of Section 409A of the Internal Revenue Code of 1986, as amended (“Code Section 409A”) in a manner that will preclude the imposition of additional taxes described in Code Section 409A. The Company shall have the right to amend the Plan to the extent necessary to comply with Code Section 409A and the regulations, notices and other guidance of general applicability issued thereunder.

18.	GOVERNMENT REGULATIONS; ISRAELI RESIDENTS

18.1
Subject to Section 28 below, the Plan, the granting and exercise of Awards hereunder, and the obligation of the Company to sell and deliver Shares under such Awards, shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Participant, including the Securities Act, and to such approvals by any governmental agencies or national securities exchanges as may be required.

18.2
This subsection shall apply only to Participants who are residents of the State of Israel or those who are deemed to be residents of the State of Israel for the payment of tax. Notwithstanding anything herein to the contrary, the Plan shall be governed by the provisions of the Ordinance, the rules promulgated thereunder, and any other applicable Israeli laws with respect to service providers or employees who are Israeli residents. Following the grant of Awards under the Plan and in any case in which the Participant shall stop being considered as an “Israeli Resident”, as defined in the Ordinance, the Company may, if and to the extent the Ordinance and/or the rules promulgated thereunder shall impose such obligation on the Company, to withhold all applicable taxes from the Participant, to remit the amount withheld to the appropriate Israeli tax authorities and to report to such Participant the amount so withheld and paid to said tax authorities.

19.	DATA PRIVACY; DATA TRANSFER

19.1
Information related to Participants and Awards hereunder, as shall be received from Participant or others, and/or held by, the Company or its Affiliates from time to time, and which information may include sensitive and personal information related to Participants (“Information”), will be used by the Company or its Affiliates (or third parties appointed by any of them, including a trustee) to comply with any applicable legal requirement, or for administration of the Plan as they deems necessary or advisable, or for the respective business purposes of the Company or its Affiliates (including in connection with transactions related to any of them). The Company and its Affiliates shall be entitled to transfer the Information among the Company or its Affiliates, and to third parties for the purposes set forth above, which may include persons located abroad (including, any person administering the Plan or providing services in respect of the Plan or in order to comply with legal requirements, or a trustee, their respective officers, directors, employees and representatives, and the respective successors and assigns of any of the foregoing), and any person so receiving Information shall be entitled to transfer it for the purposes set forth above. The Company shall use commercially reasonable efforts to ensure that the transfer of such Information shall be limited to the reasonable and necessary scope. By receiving an Options hereunder, Participant acknowledges and agrees that the Information is provided at Participant’s free will and Participant consents to the storage and transfer of the Information as set forth above.

20.	CONTINUANCE OF EMPLOYMENT OR HIRED SERVICES

Neither the Plan nor the Award Agreement with the Participant shall impose any obligation on the Company or an Affiliate thereof, to continue any Participant in its employ, or the hiring by the Company of the Participant’s services and nothing in the Plan or in any Award granted pursuant thereto shall confer upon any Participant any right to continue in the employ or service of the Company or an Affiliate thereof or restrict the right of the Company or an Affiliate thereof to terminate such employment or service at any time.

21.	TAX CONSEQUENCES

21.1
To the extent permitted by applicable law, any tax consequences arising from the grant or exercise of any Award, from the payment for Shares covered thereby, the transfer of Shares from the Trustee to the Participant, the sale or transfer of the Shares by the Participant, or from any other event or act (of the Company, the Trustee or the Participant) hereunder shall be borne solely by the Participant, including without limitation, in the event that the Awards do not qualify under the tax classification in which they were intended. The Company, Affiliate and/or the Trustee (where applicable) may withhold taxes according to the requirements under the applicable laws, rules, and regulations, including the withholding of taxes at source. Furthermore, the Participant shall agree to indemnify the Company and the Trustee (where applicable) and hold them harmless against and from any and all liability for any such tax or interest, or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Participant.

21.2
The Company shall not be obligated to allow the exercise of any Award by or on behalf of a Participant until all tax consequences arising from the exercise of such Award are resolved in a manner acceptable to the Company.

21.3
The Company does not undertake and shall be under no duty to ensure, and no representation or commitment is made, that any of the Awards qualifies or will qualify under any particular tax treatment (such as Capital Gain Award or ISO), nor shall the Company be required to take any action for the qualification of any of the Awards under such tax treatment. The Company shall have no liability of any kind or nature in the event that, for any reason whatsoever, the Awards do not qualify for any particular tax treatment. The Participant is advised to consult with a tax advisor with respect to the tax consequences of receiving and exercising/settling Awards or disposing of Shares hereunder. The Company does not assume any responsibility to advise the Participant on such matters, which shall remain solely the responsibility of the Participant.

21.4
The Board, the Committee and/or the Trustee shall not be required to release any Share certificate issued upon exercise of a 102 Award and/or a 3(i) Award to a Participant until all required payments have been fully made. Therefore, the Company shall be entitled to require each Participant, as a condition to the exercise of the Awards or the sale of the Shares (including without limitation, sale of Shares as part of a Transaction), to provide the Company with confirmation or certificate by the applicable tax authorities regarding tax withholding treatment (any such certificate, if applicable, to be satisfactory to the Company and the Trustee). If the Company is required to withhold taxes in connection with the exercise or sale as provided above, the Company shall be entitled to require as a condition of issuance/transfer that the Participant remit an amount sufficient to satisfy all governmental withholding tax requirements related thereto. A determination of the Company’s counsel that a withholding tax is required in connection with the exercise of Awards or transfer of Shares shall be conclusive for the purposes of this requirement condition. With respect to Other 102 Awards, if the Participant ceases to be employed by the Company or any Affiliate, the Participant shall extend to the Company and/or its Affiliate with whom the Participant is employed a security or guarantee for the payment of taxes due at the time of sale of Shares, all in accordance with the provisions of Section 102 of the Ordinance and the Rules.

21.5
If an Option is intended to qualify as an ISO, then if the Participant makes a disposition, within the meaning of Section 424(c) of the Code and the regulations promulgated thereunder, of any Share issued to the Participant pursuant to his exercise of the Option within the later of two (2) -year period commencing on the Date of Grant or within the one (1) -year period commencing on the date after the date of transfer of such Share to the Participant pursuant to such exercise, the Participant shall, within ten (10) days after such disposition, notify the Company thereof, by delivery of a written notice to the Secretary of the Company.

22.	NON-EXCLUSIVITY OF THE PLAN

The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of Awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

23.	MULTIPLE AGREEMENTS

The terms of each Award may differ from other Awards granted under the Plan at the same time, or at any other time. The Committee or the Board may also grant more than one Award to a given Participant during the term of the Plan, in addition to one or more Awards previously granted to that Participant.

24.	NO REPRESENTATION

The Company does not and shall not, through this Plan or the applicable Award Agreement, make any representation towards any Participant with respect to the Company, its business, its value or either its shares in general or the Shares issued hereunder in particular.

Each Participant, upon entering into the applicable Award Agreement, shall represent and warrant toward the Company that his/her consent to the grant of the Awards issued in its favor and the exercise (if so exercised) thereof, neither is nor shall be made, in any respect, upon the basis of any representation or warranty made by the Company or by any of its directors, officers, shareholders or employees, and is and shall be made based only upon his/her examination and expectations of the Company, on an “as is” basis. Each Participant shall waive any claim whatsoever of “non-conformity” of any kind, and any other cause of action or claim of any kind with respect to the Awards and/or their underlying Shares.

This Plan and the Awards granted from time to time pursuant thereto constitute the sole understanding of the Company and the Participants with respect to the subject matter hereof.

25.	NO INTERFERENCE

Neither the Plan nor applicable Award Agreement shall affect, in any way, the rights or powers of the Company or its shareholders to make or to authorize any sale, transfer or change whatsoever in all or any part of the Company’s assets, obligations or business, or any other business, commercial or corporate act or proceeding, whether of a similar character or otherwise; any adjustments, recapitalizations, reorganizations or other changes in the Company’s capital structure or business; any merger or consolidation of the Company; any issue of bonds, debentures, shares (including preferred or prior preference shares ahead of or affecting the existing shares of the Company including the Share Awards or Shares into which the Awards granted hereunder are exercisable or the Shares issued upon the exercise of the Options or the rights thereof, etc.); or the dissolution or liquidation of the Company; and none of the above acts or authorizations shall entitle the Participant to any right or remedy, including without limitation, any right of compensation for any dilution resulting from any issuance of any shares or of any other securities in the Company to any person or entity whatsoever.

26.	PROHIBITION ON EXECUTIVE OFFICER LOANS

Notwithstanding any other provision of the Plan to the contrary, no Participant who is a member of the Board or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan or continue any extension of credit with respect to such payment, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

27.	CLAWBACK PROVISIONS

All Awards (including the gross amount of any proceeds, gains or other economic benefit the Participant actually or constructively receives upon receipt or exercise of any Award or the receipt or resale of any Shares underlying the Award) will be subject to recoupment by the Company to the extent required to comply with applicable law or any policy of the Company (subject to applicable law) providing for the reimbursement of incentive compensation, whether or not such policy was in place at the time of grant of an Award.

28.	GOVERNING LAW & JURISDICTION

This Plan and the rights and obligations of the Company and the Participants hereunder shall be governed by and construed and enforced in accordance with the laws of the State of Israel without giving effect to choice or conflict of law provision that would cause the application of the domestic substantive laws of any other jurisdiction. Any suit, action or proceeding with respect to this Plan or any Award granted hereunder, or any entered by any court in respect of any thereof, shall be brought in the competent courts of Tel-Aviv, Israel, as a condition to accepting any Award, the Company and the Participant submit to the exclusive jurisdiction of such courts for the purpose of any such suit, action, proceeding or judgment.